SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2020 and 2019

i

FINANCIAL INFORMATION

Management's discussion and analysis

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency.

The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality and supply chain management, procurement as well as research and development and our Global Medical Office function (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations—II. Discussion of measures—Non-IFRS measures."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

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changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") that could be enacted due to the announced intention of the current U.S. administration to continue its efforts to repeal and replace the ACA or result from pending legal challenges to the ACA;

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the outcome of government and internal investigations as well as litigation;

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compliance with current and future government regulations applicable to our business including sanctions and export control laws and regulations, the impact of health care, tax and trade law reforms and regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including the monitor agreement with the U.S. Department of Justice, the Food, Drug and Cosmetic Act, and outside the U.S., inter alia, the European Union ("EU") Medical Device Directive, which will be repealed by the new EU Medical Device Regulation as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

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possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

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the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

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product liability risks;

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our ability to continue to make acquisitions, including our ability to develop our core dialysis business to increase future growth and product sales;

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our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;

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the impact of currency and interest rate fluctuations;

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potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades;

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our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

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changes in our costs of purchasing and utilization patterns for pharmaceuticals as well as changes in raw material and energy costs or the inability to procure raw materials;

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introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

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launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;

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potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

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collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

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our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate;

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the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;

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the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements; and

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the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 ("COVID-19") pandemic, including, without limitation, a significant increase in persons experiencing renal failure which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, business and operations, and consequences of an economic downturn resulting from the impacts of COVID-19.

Important factors that could contribute to such differences are noted in the "Supplemental Risk Factors" set forth below, "Financial condition and results of operations—I. Overview" below, in note 8 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019 (our "2019 Form 20-F"), as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the United States Securities and Exchange Commission's internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Supplemental risk factors

As a result of the current global economic climate, specifically as it relates to COVID-19, as well as a recent attack on our IT environment, we are subject to additional risks, and we have updated previously disclosed risks, related to the on-going worldwide crisis and cybersecurity described below. We are, and will continue to be, subject to the risks described in our Annual Report on 2019 Form 20-F, specifically under "Risk Factors," and the supplemental risk factors described below should be read in conjunction with those risk factors.

We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as the rapid global spread of the COVID-19 pandemic. COVID-19 has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially affected which may, as a result, adversely affect our business, results of operations and financial condition. While the financial impact of COVID-19 on us has not been significant to date, it is currently impossible to estimate or quantify the extent of its prospective negative effects on our business, results of operations and financial condition. The COVID-19 pandemic may have an adverse impact on our operations, manufacturing, supply chains and distribution channels and increase our expenses, including as a result of impacts associated with preventive and precautionary measures that we, our suppliers, customers and other businesses or governments impose on a local, regional, national or international level. Due to these impacts and measures, we are incurring incremental expenses to provide care to our patients and we are experiencing both reductions and increases in demand for certain of our products as health care customers re-prioritize the treatment of patients. We expect to continue to experience significant and unpredictable expenses, reductions and increases in demand in the immediately foreseeable future including, but not limited to, decreases in elective surgeries as a result of both governmental restrictions and a change in consumer behavior. In addition to existing travel restrictions, countries may continue to close borders, restrict certain product flows, impose prolonged quarantines and further restrict travel, which may significantly impact the ability of our employees to produce products or provide services, or may significantly hamper our products from moving through the supply chain.

In addition to the effects on our health care products business, given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly during a public health crisis, such as the COVID-19 outbreak. Our in-center and home patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, which presents a unique challenge for patients and their care teams. We must ensure that there are enough clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for COVID-positive and suspected patients and implementing other precautions as well as incur costs to identify, contain and remedy the impact in the event that a staff member or patient is determined to have developed COVID-19. It appears that COVID-19 has resulted in a significant increase in persons experiencing temporary renal failure, and we could incur additional staffing costs required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. To the extent that the COVID-19 pandemic increases the historical normal mortality rate in our patient population, our near-term operating results may be materially and adversely affected. COVID-19 has resulted, and may continue to result, in more of our dialysis patients requiring hospitalization, which could also materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

In the U.S., the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") has been enacted to mitigate certain adverse financial impacts of the pandemic, including impacts in the health care sector. Additional funding provided under the CARES Act and other COVID-19 relief provides some financial support to our business in the U.S. through suspension of the 2% Medicare payment sequestration reduction from May to December 2020, accelerated and advance payments of Medicare reimbursement and grants to defray expenses and mitigate the loss of revenues related to the COVID-19 pandemic (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report). However, these measures may not fully offset potential lost revenues and increased costs. Further legislation and amendments to existing legislation intended to fight the COVID-19 pandemic and its adverse economic consequences can be expected in the markets in which we operate. As the COVID-19 pandemic is prolonged, the risk of further government intervention or measures to counteract the pandemic could impact our business globally. It is currently not possible to estimate or to quantify any effects of such legislative measures on our business.

Furthermore, the outbreak of COVID-19 could disrupt our operations due to absenteeism among our workforce. As a result of these and potentially other factors, and given the rapid and evolving nature of the virus, COVID-19 could negatively affect our results, and it is uncertain how COVID-19 will affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a material adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the COVID-19 pandemic adversely affects our business, net assets, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this report and under "Risk Factors" in our 2019 Form 20-F.

Global economic conditions as well as disruptions in financial markets may have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

Devaluation of currencies and worsening economic conditions, including inflationary cost increases in various markets in connection with deteriorating country credit ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty in the financial markets could adversely affect the valuations of certain of our investments or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future as access to these capital markets is restricted. Most recently, the rapid global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which could have adverse effects on our financial condition and our liquidity.

Job losses or increases in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying Medicare and Medicaid programs. Unemployment rates globally have been negatively impacted by the COVID-19 outbreak, which adversely affected the global economy and could adversely impact our operating results. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, including the projected decline resulting from the COVID-19 pandemic, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect.

Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials for production and service purposes. If we are unable to obtain sufficient quantities of these raw materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers and the inability to access new products or technology could also adversely affect our results of operations.

Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. Any failure of these measures to mitigate disruptive goods shortages and potential price increases or to allow access to favorable new product and technology developments could have an adverse impact on our business and financial condition.

Measures taken by governmental authorities and private actors to limit the spread of the COVID-19 virus have interfered, and may continue to interfere, with the ability of our employees, suppliers, and other business providers to carry out their assigned tasks or supply materials at ordinary levels of performance. While the financial impact of these actions on us has not been material to date, given the rapid spread and evolving nature of the virus, it is uncertain how COVID-19 will affect our global operations generally if these actions persist or are expanded over an extended period of time. Additionally, decreases in the availability and related increases in the cost of personal protective equipment as well as the lack of eligible grants under governmental COVID-19 relief programs to offset some of those expenses could adversely affect our results of operations.

Cyber attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.

We and our third-party service providers routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber attacks may penetrate our and our third-party service providers' security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data ("PPD"), throughout the United States and other parts of the world. We or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws"), including the following events:

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impermissible use, access, or disclosure of unsecured PPD,

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a breach under Data Protection Laws when we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or

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a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, patients and beneficiaries.

In May 2020, our IT environment was attacked which resulted in certain patient data being illegally published in Serbia. We immediately filed a complaint against the unknown attackers with the public prosecutor in Germany and we have contacted the patients who were affected by the illegal data publication. While there was no material impact to our financial condition and results of operations as a result of this attack, future cyber attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

Financial condition and results of operations

I. Overview

We are the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from end-stage renal disease ("ESRD") as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €80 billion in 2019. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the six months ended June 30, 2020, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. In recent years, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" as well as the current moratorium on such cuts, (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

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Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.

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MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

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Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration has been temporarily suspended from May 1, 2020 through December 31, 2020 as part of the COVID-19 relief measures. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results after the suspension is lifted.

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On July 7, 2020, CMS issued a proposed rule to update and make revisions to the ESRD PPS for calendar year ("CY") 2021. CMS estimates that large dialysis organizations will experience a 2.4% increase in payments as a result of payment changes under this proposed rule. The proposed per-treatment CY 2021 base rate is $255.59, which represents a 7% increase from the 2020 base rate of $239.33. The proposed update adds $12.06 to the base rate to pay for calcimimetics and no longer provides the transitional drug add-on payment adjustment ("TDAPA") for calcimimetics. The updated base rate also includes an adjustment reflecting application of the wage index budget-neutrality factor of 0.998652 and a statutory productivity-adjusted market basket increase of 1.8%. CMS updated the acute kidney injury dialysis payment rate for calendar year CY 2021 to $255.59, which is the same as the base rate proposed for the ESRD PPS for CY 2021. As a result of the projected 1.6% overall payment increase, CMS estimates there will be an increase in beneficiary co-insurance payments of 1.6% in CY 2021. CMS received two applications for its transitional add-on payment adjustment for new and innovative equipment and supplies ("TPNIES") but did not propose an add-on payment for either applicant. Finally, CMS proposed to expand its TPNIES policy for CY 2021 to allow eligible home dialysis machines to apply for an add-on payment.

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The CY 2021 ESRD PPS proposed rule also updated the ESRD QIP for payment years ("PY") 2023 and 2024. Under the QIP, payments made to dialysis facilities are subject to a payment reduction of up to 2% based on their performance on certain clinical measures. For PY 2023, based on performance period CY 2021, the ESRD QIP measure set will contain 14 measures including two measures that were newly adopted for PY 2022 (the Percentage of Prevalent Patients Waitlisted (for kidney transplantation) clinical measure and the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities reporting measure), which were finalized in the CY 2019 ESRD PPS rule. CMS did not propose to adopt any new measures for PY 2023. CMS proposed to update the scoring methodology for the Ultrafiltration Rate Reporting Measure to score facilities based on the number of eligible patient-months as opposed to facility-months. CMS does not believe that the current methodology is flexible enough to account for situations in which a facility is unable to obtain data on 100% of all patients. CMS also proposed to update the National Healthcare Safety Network validation study to reduce the number of required records from 20 records across each of the first two quarters (total of 40 records) to 20 records across any two quarters. CMS estimates the impact of its proposed QIP changes will result in a 0.12% payment reduction for large dialysis organizations.

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On July 29, 2019, CMS issued the CY 2020 final rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2020, CMS will continue to pay for services covered by certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. The final rule updating the ASC Fee Schedule for CY 2020 generally increased the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 3.4% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2020. For the range of procedures provided in a physician office, the CY 2020 Physician Fee Schedule represents, on average, no change in reimbursement compared to the prior year.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk factors—We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our 2019 Form 20-F.

Non-oral ESRD-related drugs are generally reimbursed as part of the ESRD PPS bundled payment. Oral only ESRD-related drugs are generally reimbursed outside the ESRD PPS bundled payment. In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

The introduction of Parsabiv™ an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors continues to evolve.

For additional information, see "Risk Factors—If we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, our business could be adversely affected" in our 2019 Form 20-F.

Premium assistance programs

On August 18, 2016, the Centers for Medicare and Medicaid Services ("CMS") issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. The holding company for our U.S. operations, Fresenius Medical Care Holdings, Inc. ("FMCH"), and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See "Risk Factors—Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit" in our 2019 Form 20-F. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expected to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which it ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") has drafted a new proposed rule entitled "Conditions for Coverage for End-Stage Renal Disease Facilities—Third Party Payments" (CMS-3337-P). While the proposed rule has been under review by the Office of Management and Budget since June 2019, and the HHS identified a target date of November 2019 for publication, the proposed rule has not yet been published for comment.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into its interactions and relationships with AKF, including its charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated with the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the Boston United States Attorney's Office ("USAO") investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed but the court has not yet dismissed the relator's complaint.

For further information on these and other legal proceedings, please see note 8 of the notes to the consolidated financial statements (unaudited) included in this report.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our health care service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives which, if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Participation in new Medicare payment arrangements

Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians have formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery pilot program that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 23 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of June 2020, the number of patients participating in our ESCOs was approximately 47,500.

In November 2017, we announced the results from the first performance year ("PY") from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year ("CY") 2017) the Company's ESCOs together generated more than $66.7 M in gross savings, an average 3.4% reduction in expenditures per patient. CMS has not yet published the final settlement reports for the third performance year (CY 2018). The ESCO pilot program will run until the end of 2020. ESCOs will be given the option to extend participation in the program through March 31, 2021.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage, ESRD and CKD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage plans. On June 22, 2020, Dialysis Patient Citizens, a charitable patient advocacy organization, filed a lawsuit on behalf of all dialysis patients to challenge that rule, and on July 13, 2020, Fresenius Medical Care North America along with two other dialysis providers joined the lawsuit. Dialysis Patient Citizens, et al. v. Alex Azar, et al., U.S.D.C. D.C, 1:20-cv-01664. The plaintiffs' request for relief is that the provisions in this final rule regarding outpatient dialysis facilities be vacated and that CMS be enjoined from enforcing or administering those provisions.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructs the Secretary of HHS to develop new Medicare payment models that will encourage identification and treatment earlier in kidney disease progression as well as increased home dialysis and transplants. One of those models, the ESRD Treatment Choices ("ETC") model, is a mandatory model that will create financial incentives for home treatment and transplant. This model proposes to apply both positive and negative payment adjustments to claims submitted by physicians and dialysis facilities for home dialysis patients for 3 years. This model also proposes a payment adjustment based on performance. The performance-based adjustment will be based on home dialysis and transplant rates and will range from (8%) to 5% in the first payment year to (13%) and 10% percent in the final payment year. The ETC model initially proposed a start date of January 2020 and would end in 2026; however, CMS has postponed the start date of the ETC model. Participants in this model will be selected randomly. Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and Comprehensive Kidney Care Contracting ("CKCC") model (graduated, professional and global), which aims to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD to delay the start of dialysis and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of risk. One model, the CKCC global model, allows renal health care providers to participate by forming an entity known as a Kidney Care Entity ("KCE"). Through the KCE, renal health care providers take responsibility for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries. The KCF model limits participation to nephrologists while the CKCC model requires participation by both nephrologists or nephrology practices and transplant providers. Dialysis providers and other suppliers may participate. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications and are also included in four other CKCC applications submitted by nephrologists. All 29 applications were accepted in June 2020. We are continuing to evaluate whether to participate in the CKCC model. The implementation period for the CKCC model is from October 1, 2020 through March 31, 2021, and the first Performance Year starts on April 1, 2021 and ends December 31, 2021. Financial risk does not begin until the start of the Performance Year. Once implemented, the CKCC model is expected to run through 2023, with two additional years through 2025 at CMS's option. Once implemented, the CKCC model is expected to run through 2023. It is too soon to predict the effects on our business of the ETC payment model and the voluntary payment models.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 10 of the notes to consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

II.  Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)
period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and

(2)
Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Delivered operating income (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered Operating Income"). Delivered Operating Income approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income is the closest comparable IFRS measure. Delivered Operating Income is also benchmarked based on movement at Constant Exchange Rates.

Below is a table showing the reconciliation of operating income to Delivered Operating Income on a consolidated basis and for our reporting segments:

Delivered Operating Income reconciliation
in € M

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Total
Operating income	656	521	1,211	1,058
less noncontrolling interests	(76)	(61)	(144)	(118)

Delivered Operating Income	580	460	1,067	940
North America Segment
Operating income	609	429	1,073	801
less noncontrolling interests	(74)	(57)	(139)	(111)

Delivered Operating Income	535	372	934	690
Dialysis
Operating income	567	428	984	760
less noncontrolling interests	(64)	(55)	(121)	(103)

Delivered Operating Income	503	373	863	657
Care Coordination
Operating income	42	1	89	41
less noncontrolling interests	(10)	(2)	(18)	(8)

Delivered Operating Income	32	(1)	71	33
EMEA Segment
Operating income	78	96	179	235
less noncontrolling interests	(1)	(2)	(2)	(3)

Delivered Operating Income	77	94	177	232
Asia-Pacific Segment
Operating income	63	69	140	164
less noncontrolling interests	(1)	(2)	(3)	(4)

Delivered Operating Income	62	67	137	160
Dialysis
Operating income	70	64	144	154
less noncontrolling interests	(2)	(1)	(3)	(4)

Delivered Operating Income	68	63	141	150
Care Coordination
Operating income	(7)	5	(4)	10
less noncontrolling interests	1	(1)	—	—

Delivered Operating Income	(6)	4	(4)	10
Latin America Segment
Operating income	11	6	18	17
less noncontrolling interests	0	0	0	—

Delivered Operating Income	11	6	18	17

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for the six months ended June 30, 2020 and 2019 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified

	For the six months ended June 30,
	2020	2019
Revenue	9,045	8,478

Net cash provided by (used in) operating activities	2,903	928
Capital expenditures	(500)	(497)
Proceeds from sale of property, plant and equipment	4	4

Capital expenditures, net	(496)	(493)

Free cash flow	2,407	435
Net cash provided by (used in) operating activities in % of revenue	32.1%	10.9%
Free cash flow in % of revenue	26.6%	5.1%

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a key performance indicator used for internal management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt, through the employment of an extensive mix of debt.

Adjusted EBITDA, a non-IFRS Measure, is also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement and is also relevant in certain of our other major financing arrangements. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of June 30, 2020 and December 31, 2019.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	June 30, 2020	December 31, 2019
Debt and lease liabilities(1)	13,478	13,782
Minus: Cash and cash equivalents(2)	(1,889)	(1,008)

Net debt	11,589	12,774
Net income(3)	1,574	1,439
Income tax expense(3)	446	402
Interest income(3)	(56)	(62)
Interest expense(3)	459	491
Depreciation and amortization(3)	1,608	1,553
Adjustments(3)(4)	97	110

Adjusted EBITDA	4,128	3,933
Net leverage ratio	2.8	3.2

(1)
Debt includes the following balance sheet line items: short-term debt, short-term debt from related parties, current portion of long-term debt and long-term debt, less current portion.

(2)
The increase in cash and cash equivalents as of June 30, 2020 was primarily related to federal relief funding and advanced payments under the CARES Act and other COVID-19 relief (see note 2e of the notes to the consolidated financial statements included in this report).

(3)
Last twelve months.

(4)
Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2020: €3 M; 2019: -€71 M), non-cash charges, primarily related to pension expense (2020: €47 M; 2019: €46 M), impairment loss (2020: €47 M; 2019: €40 M) and NxStage Medical, Inc. related transaction costs (2019: €95 M).

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "IFRS 16 Implementation") is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (unadjusted)
in € M, except where otherwise specified

2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Total assets	34,190	34,072	32,935	33,169	31,956
Plus: Cumulative goodwill amortization	421	430	420	432	416
Minus: Cash and cash equivalents	(1,890)	(1,405)	(1,008)	(965)	(922)
Minus: Loans to related parties	(49)	(40)	(72)	(65)	(62)
Minus: Deferred tax assets	(391)	(382)	(361)	(348)	(329)
Minus: Accounts payable	(678)	(762)	(717)	(655)	(680)
Minus: Accounts payable to related parties	(135)	(134)	(119)	(255)	(156)
Minus: Provisions and other current liabilities(1)	(3,799)	(2,577)	(2,452)	(2,546)	(2,524)
Minus: Income tax payable	(212)	(200)	(180)	(181)	(171)

Invested capital	27,457	29,002	28,446	28,586	27,528

Average invested capital as of June 30, 2020	28,203
Operating income	2,423
Income tax expense(2)	(657)

NOPAT	1,766

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified

2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)
Total assets	—	—	—	155	149
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	(4)	(4)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	—	—	(4)	(4)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	—	—	147	141

Adjustment to average invested capital as of June 30, 2020	58
Adjustment to operating income(3)	3
Adjustment to income tax expense(3)	(1)

Adjustment to NOPAT	2

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified

2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)
Total assets	34,190	34,072	32,935	33,324	32,105
Plus: Cumulative goodwill amortization	421	430	420	432	416
Minus: Cash and cash equivalents	(1,890)	(1,405)	(1,008)	(969)	(926)
Minus: Loans to related parties	(49)	(40)	(72)	(65)	(62)
Minus: Deferred tax assets	(391)	(382)	(361)	(348)	(329)
Minus: Accounts payable	(678)	(762)	(717)	(655)	(680)
Minus: Accounts payable to related parties	(135)	(134)	(119)	(255)	(156)
Minus: Provisions and other current liabilities(1)	(3,799)	(2,577)	(2,452)	(2,550)	(2,528)
Minus: Income tax payable	(212)	(200)	(180)	(181)	(171)

Invested capital	27,457	29,002	28,446	28,733	27,669

Average invested capital as of June 30, 2020	28,261
Operating income(3)	2,426
Income tax expense(2)(3)	(658)

NOPAT	1,768
ROIC in %	6.3%

Adjustments to average invested capital and ROIC for the effect from IFRS 16 in € M, except where otherwise specified

2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Total assets	(4,421)	(4,388)	(4,356)	(4,319)	(4,172)
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	3	3	2	4	4
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(140)	(143)	(140)	(144)	(138)
Minus: Income tax payable	—	—	—	(4)	(4)

Invested capital	(4,558)	(4,529)	(4,494)	(4,463)	(4,310)

Adjustment to average invested capital as of June 30, 2020	(4,471)
Adjustment to operating income	(97)
Adjustment to income tax expense	26

Adjustment to NOPAT	(71)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the effect from IFRS 16)
in € M, except where otherwise specified

2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)
Total assets	29,769	29,684	28,579	29,005	27,933
Plus: Cumulative goodwill amortization	421	430	420	432	416
Minus: Cash and cash equivalents	(1,890)	(1,405)	(1,008)	(969)	(926)
Minus: Loans to related parties	(49)	(40)	(72)	(65)	(62)
Minus: Deferred tax assets	(388)	(380)	(359)	(344)	(325)
Minus: Accounts payable	(678)	(762)	(717)	(655)	(680)
Minus: Accounts payable to related parties	(135)	(134)	(119)	(255)	(156)
Minus: Provisions and other current liabilities(1)	(3,940)	(2,720)	(2,592)	(2,694)	(2,666)
Minus: Income tax payable	(212)	(200)	(180)	(185)	(175)

Invested capital	22,899	24,473	23,952	24,270	23,359

Average invested capital as of June 30, 2020	23,790
Operating income(3)	2,329
Income tax expense(2)(3)	(632)

NOPAT	1,697
ROIC in % (adjusted for IFRS 16)	7.1%

Reconciliation of average invested capital and ROIC (unadjusted)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	32,935	33,169	31,956	32,353	26,242
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(965)	(922)	(959)	(2,146)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(346)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(641)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,546)	(2,524)	(2,604)	(2,727)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,586	27,528	27,740	20,395

Average invested capital as of December 31, 2019	26,539
Operating income	2,270
Income tax expense(2)	(565)

NOPAT	1,705

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	—	156	149	151	2,092
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	(4)	(4)	(4)	(45)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	(1)
Minus: Accounts payable	—	—	—	—	(17)
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	(4)	(3)	(3)	(48)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	148	142	144	1,981

Adjustment to average invested capital as of December 31, 2019	483
Adjustment to operating income(3)	(79)
Adjustment to income tax expense(3)	20

Adjustment to NOPAT	(59)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	32,935	33,325	32,105	32,504	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,550)	(2,527)	(2,607)	(2,775)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,734	27,670	27,884	22,376

Average invested capital as of December 31, 2019	27,022
Operating income(3)	2,191
Income tax expense(2)(3)	(545)

NOPAT	1,646
ROIC in %	6.1%

Adjustments to average invested capital and ROIC for the effect from the IFRS 16 Implementation in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	(4,356)	(4,319)	(4,172)	(4,229)	—
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	2	4	4	5	—
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(140)	(144)	(138)	(143)	—
Minus: Income tax payable	—	(4)	(4)	(1)	—

Invested capital	(4,494)	(4,463)	(4,310)	(4,368)	—

Adjustment to average invested capital as of December 31, 2019	(3,527)
Adjustment to operating income	(75)
Adjustment to income tax expense	18

Adjustment to NOPAT	(57)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the effect from the IFRS 16 Implementation)
in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	28,579	29,006	27,933	28,275	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(359)	(344)	(325)	(304)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,592)	(2,694)	(2,665)	(2,750)	(2,775)
Minus: Income tax payable	(180)	(185)	(175)	(162)	(166)

Invested capital	23,952	24,271	23,360	23,516	22,376

Average invested capital as of December 31, 2019	23,495
Operating income(3)	2,116
Income tax expense(2)(3)	(527)

NOPAT	1,589
ROIC in % (adjusted for IFRS 16)	6.8%

(1)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)
Adjusted for noncontrolling partnership interests.

(3)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures and are therefore not accompanied by, or reconciled to, IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk associated with generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements and ESCO programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

In the North America Segment and the Asia-Pacific Segment, Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by MedSpring Urgent Care Centers (in 2019), Azura Vascular Care, and National Cardiovascular Partners as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)
in € M

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Total revenue
North America Segment	3,240	3,061	6,426	5,948
EMEA Segment	687	648	1,366	1,301
Asia-Pacific Segment	450	458	893	886
Latin America Segment	170	172	338	334
Corporate	10	6	22	9

Total	4,557	4,345	9,045	8,478

Operating income
North America Segment	609	429	1,073	801
EMEA Segment	78	96	179	235
Asia-Pacific Segment	63	69	140	164
Latin America Segment	11	6	18	17
Corporate	(105)	(79)	(199)	(159)

Total	656	521	1,211	1,058

Interest income	11	(2)	20	26
Interest expense	(103)	(112)	(216)	(248)
Income tax expense	(137)	(92)	(237)	(193)

Net income	427	315	778	643
Net income attributable to noncontrolling interests	(76)	(61)	(144)	(118)

Net income attributable to shareholders of FMC-AG & Co. KGaA	351	254	634	525

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three and six months ended June 30, 2020 and 2019 were positively impacted by the development of the euro against the U.S. dollar. For the three and six months ended June 30, 2020, approximately 71% of revenue and approximately 93% and 89% of operating income were generated in U.S. dollars, respectively.

Three months ended June 30, 2020 compared to three months ended June 30, 2019

Consolidated financials

Key indicators for the consolidated financial statements
in € M, except where otherwise specified

	For the three months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	4,557	4,345	5%	0%	5%
Health care services	3,614	3,455	5%	1%	4%
Health care products	943	890	6%	(1)%	7%
Number of dialysis treatments	13,347,051	12,958,732	3%
Same market treatment growth in %	2.4%	3.6%
Gross profit as a % of revenue	31.5%	30.6%
Selling, general and administrative costs as a % of revenue	16.2%	18.3%
Operating income	656	521	26%	2%	24%
Operating income margin in %	14.4%	12.0%
Delivered Operating Income(2)	580	460	26%	2%	24%
Net income attributable to shareholders of FMC-AG & Co. KGaA	351	254	38%	2%	36%
Basic earnings per share in €	1.20	0.84	43%	2%	41%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue increased by 5% as compared to the three months ended June 30, 2019. In addition to a 1% positive impact from foreign currency translation, health care services revenue increased by 4% driven by growth in same market treatments (2%), increases in organic revenue per treatment (2%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 3% as a result of growth in same market treatments (2%) and contributions from acquisitions (1%).

At June 30, 2020, we owned, operated or managed 4,036 dialysis clinics compared to 3,996 dialysis clinics at June 30, 2019. During the three months ended June 30, 2020, we acquired 6 dialysis clinics, opened 33 dialysis clinics and combined or closed 5 clinics. The number of patients treated in dialysis clinics that we own, operate or manage increased by 2% to 347,683 at June 30, 2020 (June 30, 2019: 339,550).

Health care product revenue increased by 6%, including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 7%. Dialysis product revenue increased by 5%. In addition to a 2% negative impact from foreign currency translation, dialysis product revenue increased by 7% driven by higher sales of products for acute care treatments and in-center disposables, partially offset by lower sales of machines for chronic treatment. Non-dialysis product revenue increased by 35% to €22 M from €17 M with virtually no foreign currency translation effects. The non-dialysis product revenue increase was due to higher sales of acute cardiopulmonary products.

The increase period over period in the gross profit margin was 0.9 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase primarily reflects increases in the North America Segment, partially offset by decreases in the Asia-Pacific Segment. The increase in the North America segment was mainly attributable to lower costs for renal pharmaceuticals, the prior year effect of a reduction in patient attribution and a decreasing savings rate for ESCOs ("Prior Year ESCO effect"), COVID-19 related effects and a higher reimbursement rate. The decrease in the Asia-Pacific Segment was driven by an unfavorable impact from COVID-19 on Care Coordination activities, unfavorable foreign currency transaction effects and startup costs for dialysis clinics in China.

The decrease period over period in selling, general and administrative ("SG&A") expense as a percentage of revenue was 2.1 percentage points with virtually no impact from foreign currency translation effects in the current period. The decrease was primarily driven by decreases in the North America Segment and the Asia-Pacific Segment, partially offset by an unfavorable impact from Corporate. The decrease in the North America Segment was mainly driven by the recovery of COVID-19-related net valuation effects incurred during the first quarter as well as COVID-19-related meeting and travel savings, prior year effects of (a) the Prior Year ESCO Effect and (b) costs associated with the sustained improvement of our cost base ("Cost Optimization costs"), positive impact from income attributable to a consent agreement on certain pharmaceuticals and lower health insurance expense. The decrease in the Asia-Pacific Segment was due to favorable impacts from business growth and favorable foreign currency transaction effects, partially offset by an unfavorable impact from COVID-19 and higher employee share-based compensation. The unfavorable impact in Corporate was mainly driven by higher employee share-based compensation, higher costs related to the compliance monitor engaged in accordance with the DOJ and SEC non-prosecution agreement (see note 8 of the notes to the consolidated financial statements included in this report), and unfavorable foreign currency transaction effects.

The gain related to divestitures of Care Coordination activities was €5 M in the three months ended June 30, 2020, as compared to €11 M in the comparable period of 2019 primarily due to the divestiture of a cardiovascular business in the North America Segment in the prior year period.

Income from equity method investees decreased by 83% to €4 M from €22 M. The decrease was primarily driven by an impairment of a license held by Vifor FMC Renal Pharma Ltd. ("VFMCRP") based on an unfavorable clinical trial for CCX140.

The increase period over period in the operating income margin was 2.4 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase in the current period was largely driven by the increase in the gross profit margin coupled with the decrease in SG&A expenses, as discussed above.

Delivered Operating Income increased by 26%. In addition to a 2% positive impact from foreign currency translation, Delivered Operating Income increased by 24% largely driven by increased operating income.

Net interest expense decreased by 20% to €92 M from €114 M with virtually no impact from foreign currency translation. The decrease was primarily due to the replacement of high interest-bearing bonds by debt instruments at lower interest rates and lower variable Libor-based interest rates.

Income tax expense increased to €137 M from €92 M. The effective tax rate increased to 24.3% from 22.7% for the same period of 2019 largely driven by the tax-free purchase liability gain from Xenios in the prior year period, the partially tax-deductible impairment of a license held by VFMCRP based on an unfavorable clinical trial for CCX140 and an increase in state-tax expense in the United States.

Net income attributable to noncontrolling interests increased by 25% to €76 M from €61 M. In addition to a 3% negative impact from foreign currency translation, net income attributable to noncontrolling interests increased by 22% due to higher earnings in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 38% to €351 M from €254 M. In addition to a 2% positive impact from foreign currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 36% as a result of the combined effects of the items discussed above. COVID-19 resulted in a positive impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €42 M for the three months ended June 30, 2020.

Basic earnings per share increased by 43%. In addition to a 2% positive impact from foreign currency translation, basic earnings per share increased by 41% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above coupled with a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 292.7 M on June 30, 2020 (June 30, 2019: 303.5 M), primarily as a result of our share buy-back program (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).

We employed 124,736 people (full-time equivalents) as of June 30, 2020 (June 30, 2019: 119,631). This 4% increase was primarily due to organic growth in our business and acquisitions.

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended June 30, 2020 and 2019, we identified the following transactions which, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the integration costs related to the acquisition of NxStage Medical Inc. ("NxStage") on February 21, 2019 ("NxStage Costs")

•
an adjustment to the 2019 presentation to remove Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the gain related to divestitures of Care Coordination activities ("(Gain) loss related to divestitures of Care Coordination activities")

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified

					(Gain) loss related to divestitures of Care Coordination activities
							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Three months ended June 30
EBITDA	1,066	908	4	3	(11)	904	18%	n.a.
Operating income	656	521	4	3	(11)	517	27%	25%
Operating income margin in %	14.4%	12.0%				11.9%
Income tax expense	137	92	1	1	(2)	92	50%	48%
Net income(2)	351	254	3	2	(9)	250	40%	38%
Basic earnings per share in €	1.20	0.84	0.01	0.00	(0.03)	0.82	45%	43%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

	For the three months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Total North America Segment
Revenue	3,240	3,061	6%	2%	4%
Health care services	2,951	2,789	6%	2%	4%
Health care products	289	272	6%	2%	4%
Operating income	609	429	42%	3%	39%
Operating income margin in %	18.8%	14.0%
Delivered Operating Income(2)	535	372	44%	3%	41%
Dialysis
Revenue	2,891	2,783	4%	2%	2%
Number of dialysis treatments	8,207,398	7,991,032	3%
Same market treatment growth in %	2.1%	3.4%
Operating income	567	428	33%	3%	30%
Operating income margin in %	19.6%	15.4%
Delivered Operating Income(2)	503	373	35%	3%	32%
Care Coordination
Revenue	349	278	26%	3%	23%
Operating income	42	1	n.a.		n.a.
Operating income margin in %	12.0%	0.3%
Delivered Operating Income(2)	32	(1)	n.a.		n.a.
Member months under medical cost management(3)(4)	174,150	165,353	5%
Medical cost under management(3)(4)	1,144	1,103	4%	2%	2%
Care Coordination patient encounters(3)	176,776	277,880	(36)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures-Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 4% including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 2%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 4% to €2,602 M from €2,511 M. In addition to a 2% positive impact from foreign currency translation, dialysis care revenue increased by 2% mainly due to growth in same market treatments (2%) and contributions from acquisitions (1%), partially offset by decreases in organic revenue per treatment (1%).

Dialysis treatments increased by 3% largely due to growth in same market treatments (2%) and contributions from acquisitions (1%). At June 30, 2020, 212,149 patients, an increase of 2% (June 30, 2019: 208,019), were treated in the 2,614 dialysis clinics (June 30, 2019: 2,583) that we own or operate in the North America Segment.

Health care product revenue increased by 6%. In addition to a 2% positive impact from foreign currency translation, health care product revenue increased by 4% driven by higher sales of products for acute care treatments.

Operating income margin

The increase period over period in the dialysis operating income margin was 4.2 percentage points with virtually no impact from foreign currency translation in the current period. The increase was primarily due to the recovery of COVID-19-related effects, including net valuation effects incurred during the first quarter as well as COVID-19-related meeting and travel savings and the effect of the suspended Medicare sequestration. Additionally, operating income margin was impacted by lower costs for renal pharmaceuticals, a higher reimbursement rate and an increase in income attributable to a consent agreement on certain pharmaceuticals, partially offset by incurred COVID-19 related expenses not eligible for CARES Act relief.

Delivered Operating Income

Dialysis Delivered Operating Income increased by 35%. In addition to a 3% positive impact from foreign currency translation, Delivered Operating Income increased by 32% mainly as a result of increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 26%. In addition to a 3% positive impact from foreign currency translation, Care Coordination revenue increased by 23% largely driven by an increase in organic revenue growth impacted by the Prior Year ESCO Effect (32%), partially offset by the effect of closed or sold centers (7%) and lower contributions from acquisitions (2%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 11.7 percentage points, with virtually no impact from foreign currency translation in the current period. The increase was mainly due to the Prior Year ESCO Effect as well as a positive effect from vascular access services driven by lower operating costs and higher volumes of procedures, partially offset by lower gains related to the divestiture of Care Coordination activities.

Delivered Operating Income

Care Coordination Delivered Operating Income increased to €32 M for the three months ended June 30, 2020 as compared to a loss of €1 M in the comparative period of 2019 mainly as the result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Care Coordination business metrics

Member months under medical cost management increased by 5% due to increases in member months related to payor programs and our existing ESCOs. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 4%. Including a 2% positive impact from foreign currency translation, Care Coordination's medical cost under management increased by 2% due to the development of member months as described above. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for urgent care services as a result of the divestiture of the Medspring Urgent Care Center business in the second quarter of 2019.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended June 30, 2020 and 2019, we identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs	(Gain) loss related to divestitures of Care Coordination activities	Results 2019 adjusted	Current rate	Constant Currency(1)
Three months ended June 30
Operating income	609	429	4	3	(11)	425	44%	41%
Operating income margin in %	18.8%	14.0%				13.9%
Dialysis	567	428	4	3	—	435	30%	28%
Dialysis operating income margin in %	19.6%	15.4%				15.6%
Care Coordination	42	1	—	—	(11)	(10)	n.a.	n.a.
Care Coordination operating income margin in %	12.0%	0.3%				(3.8)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified

	For the three months ended June 30		Change in %
				Currency translation effects	Constant Currency(1)
	2020	2019	As reported
Revenue	687	648	6%	(2)%	8%
Health care services	341	335	2%	(2)%	4%
Health care products	346	313	11%	(1)%	12%
Number of dialysis treatments	2,544,891	2,500,323	2%
Same market treatment growth in %	3.3%	3.2%
Operating income	78	96	(19)%	0%	(19)%
Operating income margin in %	11.3%	14.9%
Delivered Operating Income(2)	77	94	(19)%	(1)%	(18)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 2%. Including a 2% negative impact resulting from foreign currency translation, health care service revenue increased by 4% largely as a result of growth in same market treatments (3%), increases in organic revenue per treatment (1%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (2%). As of June 30, 2020, 67,220 patients, an increase of 2% (June 30, 2019: 65,871), were treated at the 797 dialysis clinics (June 30, 2019: 783) that we own, operate or manage in the EMEA Segment.

Health care product revenue increased by 11% including a 1% negative impact from foreign currency translation. Dialysis product revenue increased by 10%. Including a 1% negative impact resulting from foreign currency translation, dialysis product revenue increased by 11% due to higher sales of products for acute care treatments, in-center disposables, home hemodialysis products and machines for chronic treatment. Non-Dialysis product revenue increased by 29% to €22 M from €17 M with virtually no impact from foreign currency translation, largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 3.6 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the operating income margin. The decrease was mainly due to an unfavorable impact from income related to equity method investees driven by an impairment of a license held by VFMCRP based on an unfavorable clinical trial for CCX140.

Delivered Operating Income

Delivered Operating Income decreased by 19%. Including a 1% negative impact from foreign currency translation, Delivered Operating Income decreased by 18% primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified

	For the three months ended June 30		Change in %
				Currency translation effects	Constant Currency(1)
	2020	2019	As reported
Total Asia-Pacific Segment
Revenue	450	458	(2)%	0%	(2)%
Health care services	196	210	(7)%	2%	(9)%
Health care products	254	248	3%	(1)%	4%
Operating income	63	69	(9)%	1%	(10)%
Operating income margin in %	14.1%	15.1%
Delivered Operating Income(2)	62	67	(7)%	1%	(8)%
Dialysis
Revenue	409	401	2%	0%	2%
Number of dialysis treatments	1,138,528	1,138,226	0%
Same market treatment growth in %	1.2%	7.2%
Operating income	70	64	8%	2%	6%
Operating income margin in %	17.1%	16.1%
Delivered Operating Income(2)	68	63	8%	1%	7%
Care Coordination
Revenue	41	57	(28)%	(1)%	(27)%
Operating income	(7)	5	(243)%	(9)%	(234)%
Operating income margin in %	(16.1)%	8.1%
Delivered Operating Income(2)	(6)	4	(248)%	(11)%	(237)%
Care Coordination Patient Encounters(3)	157,672	248,260	(36)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 2% with virtually no impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 2%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 1% to €155 M from €153 M. Including a 3% positive impact resulting from foreign currency translation, dialysis care service revenue decreased by 2% as a result of the effect of closed or sold clinics (7%), partially offset by an increase in organic revenue per treatment (3%), growth in same market treatments (1%) and contributions from acquisitions (1%).

Dialysis treatments remained stable as for the three months ended June 30, 2020 as compared to the corresponding period in 2019. As of June 30, 2020, 31,893 patients (June 30, 2019: 31,845) were treated at the 380 dialysis clinics (June 30, 2019: 399) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 3%, including a 1% negative impact resulting from foreign currency translation. Dialysis product revenue increased by 2% to €254 M from €248 M. Including a 2% negative impact resulting from foreign currency translation, dialysis product revenue increased by 4% mainly a result of higher sales of in-center disposables and products for acute care treatments, partially offset by lower sales of machines for chronic treatment.

Operating income margin

The increase period over period in the operating income margin was 1.0 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin. The increase was primarily due to a favorable impact from business growth and favorable foreign currency transaction effects, partially offset by higher employee share-based compensation and lower income from equity method investees.

Delivered Operating Income

Delivered Operating Income increased by 8%. Including a 1% positive impact resulting from foreign currency translation, Delivered Operating Income increased by 7% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue decreased by 28%. Including a 1% negative impact resulting from foreign currency translation, Care Coordination revenue decreased by 27% mainly driven by a decrease in organic revenue as a result of COVID-19 (33%), partially offset by contributions from acquisitions (6%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 24.2 percentage points. Foreign currency translation effects represented a 1.2 percentage point decrease in the operating income margin. The decrease was driven by an unfavorable impact from COVID-19.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 248%. Including an 11% negative impact resulting from foreign currency translation, Care Coordination Delivered Operating Income decreased by 237% mainly as a result of decreased operating income.

Care Coordination business metrics

The number of patient encounters decreased primarily due to the impacts of COVID-19.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified

	For the three months ended June 30		Change in %
				Currency translation effects	Constant Currency(1)
	2020	2019	As reported
Revenue	170	172	(2)%	(26)%	24%
Health care services	119	121	(1)%	(27)%	26%
Health care products	51	51	(3)%	(22)%	19%
Number of dialysis treatments	1,456,234	1,329,151	10%
Same market treatment growth in %	3.6%	2.2%
Operating income	11	6	85%	(25)%	110%
Operating income margin in %	6.4%	3.4%
Delivered Operating Income(2)	11	6	84%	(23)%	107%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue decreased by 1%. Including a 27% negative impact resulting from foreign currency translation, health care service revenue increased by 26% as a result of increases in organic revenue per treatment (14%), contributions from acquisitions (8%) and growth in same market treatments (4%).

Dialysis treatments increased by 10% mainly due to contributions from acquisitions (6%) and growth in same market treatments (4%). As of June 30, 2020, 36,421 patients, an increase of 8% (June 30, 2019: 33,815), were treated at the 245 dialysis clinics (June 30, 2019: 231) that we own, operate or manage in the Latin America Segment.

Health care product revenue decreased by 3%. Including a 22% negative impact resulting from foreign currency translation, health care product revenue increased by 19% due to higher sales of in-center disposables and products for acute care treatments.

Operating income margin

The increase period over period in the operating income margin was 3.0 percentage points. Foreign currency translation effects represented a 0.6 percentage point increase in the operating income margin in the current period. The increase was mainly due to the impact from higher revenue, inflation-based higher reimbursement in Argentina and a favorable impact from acquisitions, partially offset by higher employee share-based compensation and unfavorable foreign currency transaction effects.

Delivered Operating Income

Delivered Operating Income increased by 84%. Including a 23% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 107% due to increased operating income.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Consolidated financials

Key indicators for the consolidated financial statements
in € M, except where otherwise specified

	For the six months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	9,045	8,478	7%	1%	6%
Health care services	7,209	6,773	6%	1%	5%
Health care products	1,836	1,705	8%	0%	8%
Number of dialysis treatments	26,526,147	25,520,263	4%
Same market treatment growth in %	2.8%	3.5%
Gross profit as a % of revenue	31.5%	30.6%
Selling, general and administrative costs as a % of revenue	17.6%	17.9%
Operating income	1,211	1,058	14%	2%	12%
Operating income margin in %	13.4%	12.5%
Delivered Operating Income(2)	1,067	940	14%	2%	12%
Net income attributable to shareholders of FMC-AG & Co. KGaA	634	525	21%	3%	18%
Basic earnings per share in €	2.15	1.72	25%	3%	22%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue increased by 6% compared to the six months ended June 30, 2019. In addition to a 1% positive impact from foreign currency translation, health care services revenue increased by 5% driven by growth in same market treatments (3%), contributions from acquisitions (1%), an increase in dialysis days (1%) and increases in organic revenue per treatment (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 4% as a result of growth in same market treatments (3%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 8%, with virtually no impact from foreign currency translation. Dialysis product revenue increased by 7%. In addition to a 1% positive impact from foreign currency translation, dialysis product revenue increased by 8% driven by higher sales of products for acute care treatments, home hemodialysis products, in-center disposables and renal pharmaceuticals, partially offset by lower sales of machines for chronic treatment. Non-dialysis product revenue increased by 44% to €52 M from €36 M. Including a 1% negative impact from foreign currency translation effects, non-dialysis product revenue increased by 45% due to higher sales of acute cardiopulmonary products.

The increase period over period in the gross profit margin was 0.9 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase primarily reflects increases in the North America Segment, partially offset by decreases in the Asia-Pacific Segment. The increase in the North America Segment was mainly attributable to lower costs for renal pharmaceuticals, a partial reversal of a revenue recognition adjustment for accounts receivable in legal dispute, the effect of the suspended Medicare sequestration and a higher reimbursement rate, partially offset by incurred COVID-19 related expenses not eligible for CARES Act relief. The decrease in the Asia-Pacific Segment was driven by an unfavorable impact from COVID-19 on Care Coordination activities, unfavorable foreign currency transaction effects, an unfavorable mix effect from acquisitions with lower margins and startup costs for dialysis clinics in China.

The decrease period over period in SG&A expense as a percentage of revenue was 0.3 percentage points with virtually no impact from foreign currency translation. The decrease was primarily driven by a decrease in the North America Segment, partially offset by increases at Corporate and in the EMEA Segment. The decrease in the North America Segment was mainly driven by prior year impacts from (a) legal settlements, (b) integration costs associated with NxStage, (c) the Prior Year ESCO Effect and (d) Cost Optimization costs, lower health insurance expense in the current year and COVID-19-related meeting and travel savings. The unfavorable impact in Corporate was driven by higher costs related to the compliance monitor engaged in accordance with the DOJ and SEC non-prosecution agreement (see note 8 of the notes the consolidated financial statements included in this report), higher consulting expense and unfavorable foreign currency transaction effects. The increase in the EMEA Segment was largely due the reduction of a contingent consideration liability related to Xenios AG ("Xenios") in the prior year period.

The gain related to divestitures of Care Coordination activities was €29 M in the six months ended June 30, 2020, as compared to €11 M in the comparable period of 2019 primarily due to the divestiture of cardiovascular clinics in the North America Segment in the current year period.

Research and development expenses increased by 25% to €96 M from €77 M. The period over period increase, as a percentage of revenue, was 0.2 percentage points, largely driven by research and development activities at NxStage as well as in-center and home program development and research activities in the fields of digital connectivity and regenerative medicine.

Income from equity method investees decreased by 43% to €24 M from €43 M. The decrease was primarily driven by an impairment of a license held by VFMCRP based on an unfavorable clinical trial for CCX140.

The increase period over period in the operating income margin was 0.9 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase in the current period was largely driven by the increase in the gross profit margin coupled with the decrease in SG&A expenses, as discussed above.

Delivered Operating Income increased by 14%. In addition to a 2% positive impact from foreign currency translation, Delivered Operating Income increased by 12% largely driven by increased operating income.

Net interest expense decreased by 12% to €196 M from €222 M. In addition to a 1% negative impact from foreign currency translation, net interest expense decreased by 13% primarily due to lower interest rates driven by the replacement of high interest-bearing bonds by debt instruments at lower interest rates and lower variable Libor-based interest rates, partially offset by a higher debt level.

Income tax expense increased by 23% to €237 M from €193 M. The effective tax rate increased slightly to 23.4% from 23.1% for the same period of 2019.

Net income attributable to noncontrolling interests increased by 22% to €144 M from €118 M. In addition to a 3% negative impact from foreign currency translation, net income attributable to noncontrolling interests increased by 19% due to higher earnings in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 21% to €634 M from €525 M. In addition to a 3% positive impact from foreign currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 18% as a result of the combined effects of the items discussed above. COVID-19 resulted in a positive impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €2 M for the six months ended June 30, 2020.

Basic earnings per share increased by 25%. In addition to a 3% positive impact from foreign currency translation, basic earnings per share increased by 22% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above, coupled with a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 295.3 M on June 30, 2020 (June 30, 2019: 305.0 M), primarily as a result of our share buy-back program (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report).

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the six months ended June 30, 2020 and 2019, we identified the following transactions which, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified

							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs	(Gain) loss related to divestitures of Care Coordination activities	Results 2019 adjusted	Current rate	Constant Currency(1)
Six months ended June 30
EBITDA	2,022	1,807	20	7	(11)	1,823	11%	n.a.
Operating income	1,211	1,058	20	7	(11)	1,074	13%	11%
Operating income margin in %	13.4%	12.5%				12.7%
Income tax expense	237	193	5	2	(2)	198	20%	18%
Net income(2)	634	525	15	5	(9)	536	18%	16%
Basic earnings per share in €	2.15	1.72	0.05	0.02	(0.03)	1.76	22%	20%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

			Change in %
	For the six months ended June 30
				Currency translation effects	Constant Currency(1)
	2020	2019	As reported
Total North America Segment
Revenue	6,426	5,948	8%	3%	5%
Health care services	5,859	5,469	7%	2%	5%
Health care products	567	479	18%	3%	15%
Operating income	1,073	801	34%	3%	31%
Operating income margin in %	16.7%	13.5%
Delivered Operating Income(2)	934	690	35%	3%	32%
Dialysis
Revenue	5,740	5,362	7%	3%	4%
Number of dialysis treatments	16,303,730	15,698,880	4%
Same market treatment growth in %	2.6%	3.3%
Operating income	984	760	29%	3%	26%
Operating income margin in %	17.1%	14.2%
Delivered Operating Income(2)	863	657	31%	3%	28%
Care Coordination
Revenue	686	586	17%	3%	14%
Operating income	89	41	119%	5%	114%
Operating income margin in %	13.0%	6.9%
Delivered Operating Income(2)	71	33	116%	5%	111%
Member months under medical cost management(3)(4)	345,675	336,256	3%
Medical cost under management(3)(4)	2,259	2,174	4%	3%	1%
Care Coordination patient encounters(3)	384,017	550,233	(30)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 7% including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 4%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 6% to €5,173 M from €4,883 M. In addition to a 3% positive impact from foreign currency translation, dialysis care revenue increased by 3% mainly due to growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by decreases in organic revenue per treatment (1%).

Dialysis treatments increased by 4% largely due to growth in same market treatments (3%) and contributions from acquisitions (1%).

Health care product revenue increased by 18%. In addition to a 3% positive impact from foreign currency translation, health care product revenue increased by 15% driven by higher sales of products for acute care treatments, renal pharmaceuticals and home hemodialysis products.

Operating income margin

The increase period over period in the dialysis operating income margin was 2.9 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the current period. The increase was primarily due to lower costs for renal pharmaceuticals, the prior year effect from (a) legal settlements, (b) integration costs associated with NxStage and (c) Cost Optimization costs. Additionally, operating income margin was impacted by lower costs for health insurance, a favorable impact related to a partial reversal of a revenue recognition adjustment for accounts receivable in legal dispute, COVID-19-related meeting and travel savings and the effect of the suspended Medicare sequestration as well as increased reimbursement rates, partially offset by incurred COVID-19 related expenses not eligible for CARES Act relief and lower income attributable to a consent agreement on certain renal pharmaceuticals.

Delivered Operating Income

Dialysis Delivered Operating Income increased by 31%. In addition to a 3% positive impact from foreign currency translation, Delivered Operating Income increased by 28% mainly as a result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Care Coordination

Revenue

Care Coordination revenue increased by 17%. In addition to a 3% positive impact from foreign currency translation, Care Coordination revenue increased by 14% largely driven by an increase in organic revenue growth impacted by the Prior Year ESCO Effect (19%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold centers (6%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 6.1 percentage points with virtually no impact from foreign currency translation in the current period. The increase was mainly due to increased gains related to the divestiture of Care Coordination activities in the prior year period, the Prior Year ESCO Effect, a favorable impact from vascular access services driven by lower operating costs and higher volumes of procedures as well as a favorable impact from urgent care services, partially offset by an unfavorable impact from pharmacy services.

Delivered Operating Income

Care Coordination Delivered Operating Income increased by 116%. In addition to a 5% positive impact from foreign currency translation, Delivered Operating Income increased by 111% mainly as a result of increased operating income.

Care Coordination business metrics

Member months under medical cost management increased by 3% due to increases in member months related to payor programs, partially offset by a decrease in member months related to our existing ESCOs. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 4%. Including a 3% positive impact from foreign currency translation, Care Coordination's medical cost under management increased by 1% due to the development of member months as described above. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for urgent care services as a result of the divestiture of the Medspring Urgent Care Center business in the second quarter of 2019.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the six months ended June 30, 2020 and 2019, we identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2019 presentation to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

					(Gain) loss related to divestitures of Care Coordination activities
							Change in % as adjusted
	Results 2020	Results 2019	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Six months ended June 30
Operating income	1,073	801	20	7	(11)	817	31%	28%
Operating income margin in %	16.7%	13.5%				13.7%
Dialysis	984	760	20	7	—	787	25%	22%
Dialysis operating income margin in %	17.1%	14.2%				14.7%
Care Coordination	89	41	—	—	(11)	30	205%	197%
Care Coordination operating income margin in %	13.0%	6.9%				5.0%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified

	For the six months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	1,366	1,301	5%	(1)%	6%
Health care services	682	659	3%	(2)%	5%
Health care products	684	642	7%	0%	7%
Number of dialysis treatments	5,056,261	4,976,025	2%
Same market treatment growth in %	2.8%	3.6%
Operating income	179	235	(24)%	(1)%	(23)%
Operating income margin in %	13.1%	18.0%
Delivered Operating Income(2)	177	232	(23)%	0%	(23)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 3%. Including a 2% negative impact resulting from foreign currency translation, health care service revenue increased by 5% largely as a result of growth in same market treatments (3%), increases in organic revenue per treatment (1%), an increase in dialysis days (1%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (3%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (2%).

Health care product revenue increased by 7%, with virtually no impact from foreign currency translation. Dialysis product revenue increased by 5%. Including a 1% negative impact from foreign currency translation, dialysis product revenue increased by 6% due to higher sales of products for acute care treatments, home hemodialysis products and in-center disposables, partially offset by lower sales of machines for chronic treatment. Non-Dialysis product revenue increased by 29% to €46 M from €36 M largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 4.9 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the operating income margin. The decrease was mainly due to the reduction of a contingent consideration liability related to Xenios in the prior year period, an unfavorable impact from income from equity method investees, increased expenses driven by COVID-19 and higher personnel expense in certain countries.

Delivered Operating Income

Delivered Operating Income decreased by 23%, with virtually no impact from foreign currency translation, primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified

	For the six months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Total Asia-Pacific Segment
Revenue	893	886	1%	1%	0%
Health care services	414	409	1%	2%	(1)%
Health care products	479	477	1%	0%	1%
Operating income	140	164	(15)%	0%	(15)%
Operating income margin in %	15.7%	18.5%
Delivered Operating Income(2)	137	160	(14)%	1%	(15)%
Dialysis
Revenue	792	777	2%	1%	1%
Number of dialysis treatments	2,284,425	2,237,630	2%
Same market treatment growth in %	2.9%	7.2%
Operating income	144	154	(6)%	1%	(7)%
Operating income margin in %	18.2%	19.8%
Delivered Operating Income(2)	141	150	(6)%	1%	(7)%
Care Coordination
Revenue	101	109	(8)%	(1)%	(7)%
Operating income	(4)	10	(143)%	(7)%	(136)%
Operating income margin in %	(4.5)%	9.6%
Delivered Operating Income(2)	(4)	10	(136)%	(7)%	(129)%
Care Coordination Patient Encounters(3)	388,011	464,580	(16)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under II. Discussion of measures—Business metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 2% including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 1%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 4% to €313 M from €300 M. Including a 3% positive impact resulting from foreign currency translation, dialysis care service revenue increased by 1% as a result of growth in same market treatments (3%), increases in organic revenue per treatment (2%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (5%).

Dialysis treatments increased by 2% mainly due to growth in same market treatments (3%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (2%).

Health care product revenue increased by 1% with virtually no impact resulting from foreign currency translation. Dialysis product revenue remained relatively stable with virtually no impact from foreign currency translation. Non-Dialysis product revenue increased to €5 M (2019: €0 M) due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 1.6 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The decrease was primarily due to impacts from unfavorable foreign currency transaction effects and lower income from equity method investees, partially offset by a gain related to the deconsolidation of clinics.

Delivered Operating Income

Delivered Operating Income decreased by 6%. Including a 1% positive impact resulting from foreign currency translation, Delivered Operating Income decreased by 7% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue decreased by 8%. Including a 1% negative impact resulting from foreign currency translation, Care Coordination revenue decreased by 7% mainly driven by decreases in organic revenue as a result of COVID-19 (14%) and the effects of closed or sold centers (1%), partially offset by contributions from acquisitions (8%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 14.1 percentage points. Foreign currency translation effects represented a 0.7 percentage point decrease in the operating income margin. The decrease was driven by unfavorable effects related to COVID-19.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 136%. In addition to a 7% negative impact resulting from foreign currency translation, Care Coordination Delivered Operating Income decreased by 129% mainly as a result of decreased operating income.

Care Coordination business metrics

The number of patient encounters decreased primarily due to the impacts of COVID-19.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified

	For the six months ended June 30		Change in %
			As reported	Currency translation effects	Constant Currency(1)
	2020	2019
Revenue	338	334	1%	(23)%	24%
Health care services	240	236	2%	(25)%	27%
Health care products	98	98	(1)%	(18)%	17%
Number of dialysis treatments	2,881,731	2,607,728	11%
Same market treatment growth in %	4.2%	1.5%
Operating income	18	17	3%	(8)%	11%
Operating income margin in %	5.3%	5.2%
Delivered Operating Income(2)	18	17	3%	(9)%	12%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 2%. Including a 25% negative impact resulting from foreign currency translation, health care service revenue increased by 27% as a result of increases in organic revenue per treatment (15%), contributions from acquisitions (8%) and growth in same market treatments (4%).

Dialysis treatments increased by 11% mainly due to contributions from acquisitions (6%), growth in same market treatments (4%) and an increase in dialysis days (1%).

Health care product revenue decreased by 1%. Including a 18% negative impact resulting from foreign currency translation, health care product revenue increased by 17% due to higher sales of in-center disposables and products for acute care treatments.

Operating income margin

The increase period over period in the operating income margin was 0.1 percentage points. Foreign currency translation effects represented a 0.7 percentage point increase in the operating income margin in the current period. The increase was mainly due to unfavorable foreign currency transaction effects.

Delivered Operating Income

Delivered Operating Income increased by 3%. Including a 9% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 12% due to increased operating income.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

As of June 30, 2020, our available borrowing capacity resulting from unutilized credit facilities amounted to approximately €2.5 billion. The Amended 2012 Credit Agreement accounted for approximately €1.4 billion in unutilized available borrowing capacity.

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see "II. Discussion of measures—Non-IFRS measures—Net leverage ratio (Non-IFRS Measure)" above. At June 30, 2020 and December 31, 2019, the net leverage ratio was 2.8 and 3.2, respectively.

At June 30, 2020, we had cash and cash equivalents of €1,889 M (December 31, 2019: €1,008 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €2,407 M and €435 M for the six months ended June 30, 2020 and June 30, 2019, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "II. Discussion of measures—Non-IFRS measures—Cash flow measures" above. Free cash flow in percent of revenue was 26.6% and 5.1% for the six months ended June 30, 2020 and 2019, respectively.

Net cash provided by (used in) operating activities

In the first six months of 2020, net cash provided by operating activities was €2,903 M as compared to net cash provided by operating activities of €928 M in the first six months of 2019. Net cash provided by operating activities in percent of revenue increased to 32% for the first six months of 2020 as compared to 11% for 2019. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by U.S. federal relief funding and advanced payments under the CARES Act and other COVID-19 relief (see note 2 of the notes to the consolidated financial statements included in this report), including lower tax payments in the U.S., as well as working capital improvement driven by a positive effect from cash collections.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2020, approximately 33% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our Accounts Receivable Facility. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 53 days at June 30, 2020, a decrease as compared to 73 days at December 31, 2019.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days

	June 30, 2020	December 31, 2019	Increase/decrease primarily driven by:
North America Segment	30	58	Federal relief funding and advanced payments under the CARES Act and other COVID-19 relief
EMEA Segment	92	96	Improvement of payment collections in the region
Asia-Pacific Segment	113	113	Remained stable
Latin America Segment	139	127	Periodic delays in payment of public health care organizations in certain countries
FMC-AG & Co. KGaA average days sales outstanding	53	73

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first six months of 2020, net cash used in investing activities was €593 M as compared to net cash used in investing activities of €2,392 M in the comparable period of 2019. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for the first six months of 2020 and 2019:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M

	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets
	For the six months ended June 30,
	2020	2019	2020	2019
North America Segment	267	262	47	1,861
thereof investments in debt securities	—	—	29	9
EMEA Segment	56	56	17	21
Asia-Pacific Segment	49	26	13	4
Latin America Segment	13	10	20	28
Corporate	111	139	10	9

Total	496	493	107	1,923

The majority of our capital expenditures in the first six months of 2020 was used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities, capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures decreased to approximately 5% of total revenue in the first six months of 2020 as compared to approximately 6% of total revenue during the same period in 2019.

Acquisitions in the first six months of 2019 were primarily driven by the acquisition of NxStage on February 21, 2019 as well as dialysis clinics.

In 2020, we anticipate capital expenditures of €1.1 to €1.3 billion and expect to make acquisitions and investments, excluding investments in debt securities, of approximately €500 to €700 M.

Net cash provided by (used in) financing activities

In the first six months of 2020, net cash used in financing activities was €1,402 M as compared to net cash provided by financing activities of €223 M in the first six months of 2019.

In the first six months of 2020, cash was mainly used in the repayment of long-term debt (including the repayment of Convertible Bonds at maturity in January 2020 and the early repayment of the EUR term loan 2017 / 2020 under the Amended 2012 Credit Agreement (originally due on July 30, 2020) on May 29, 2020) and short-term debt (including short-term debt from related parties), repayments of the Accounts Receivable Facility, shares repurchased as part of a share buy-back program, the repayment of lease liabilities as well as distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €1,250 M on May 29, 2020) and short-term debt (including short-term debt from related parties).

In the first six months of 2019, cash was mainly provided by proceeds from long-term debt (including additional drawings under the euro revolving credit facility of the Amended 2012 Credit Agreement and the issuance of bonds with a principal amount of $500 M) and short-term debt as well as the utilization of the accounts receivable facility, partially offset by the payment of dividends, repayment of lease liabilities, shares repurchased as part of a share buy-back program, repayments of long-term debt and short-term debt as well as repayments of short-term debt from related parties.

Balance sheet structure

Total assets as of June 30, 2020 increased by 4% to €34.2 billion as compared to €32.9 billion at December 31, 2019. In addition to a 1% negative impact resulting from foreign currency translation, total assets increased by 5% to €34.4 billion from €32.9 billion primarily driven by increases in cash and cash equivalents, property, plant and equipment as well as inventories.

Current assets as a percent of total assets increased to 24% at June 30, 2020 as compared to 22% at December 31, 2019, primarily driven by an increase in cash and cash equivalents as well as an increase in inventories. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 39% at June 30, 2020 as compared to 40% at December 31, 2019, primarily driven by an increase in accrued expenses and other current liabilities related to U.S. federal relief funding and advanced payments under the CARES Act and other COVID-19 relief. ROIC increased to 6.3% at June 30, 2020 as compared to 6.1% at December 31, 2019. Adjusted for IFRS 16, ROIC was 7.1% at June 30, 2020. For further information on ROIC, see "II. Discussion of measures—Non-IFRS measures" above.

Report on post-balance sheet date events

Refer to note 11 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income
(unaudited)

Consolidated statements of income
in € thousands ("THOUS"), except per share data

		For the three months ended June 30,		For the six months ended June 30,
	Note	2020	2019	2020	2019
Revenue:
Health care services		3,613,869	3,455,197	7,208,532	6,772,505
Health care products		943,476	889,835	1,836,609	1,705,084

	2a, 10	4,557,345	4,345,032	9,045,141	8,477,589
Costs of revenue:
Health care services		2,692,222	2,605,732	5,392,200	5,111,155
Health care products		429,113	408,378	806,163	770,224

		3,121,335	3,014,110	6,198,363	5,881,379
Gross profit		1,436,010	1,330,922	2,846,778	2,596,210
Operating (income) expenses:
Selling, general and administrative		738,077	795,163	1,592,539	1,515,336
(Gain) loss related to divestitures of Care Coordination activities		(4,592)	(11,400)	(28,924)	(11,400)
Research and development	2b	50,506	48,383	96,423	76,981
Income from equity method investees	10	(3,905)	(22,481)	(24,314)	(42,514)

Operating income		655,924	521,257	1,211,054	1,057,807
Other (income) expense:
Interest income	2c	(11,187)	2,046	(19,938)	(25,898)
Interest expense		103,127	112,309	216,097	248,101

Income before income taxes		563,984	406,902	1,014,895	835,604
Income tax expense		137,068	92,265	237,610	193,209
Net income		426,916	314,637	777,285	642,395
Net income attributable to noncontrolling interests		75,944	60,857	143,594	117,866

Net income attributable to shareholders of FMC-AG & Co. KGaA	2e	350,972	253,780	633,691	524,529

Basic earnings per share	2d	1.20	0.84	2.15	1.72

Diluted earnings per share	2d	1.20	0.84	2.14	1.72

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
(unaudited)

Consolidated statements of comprehensive income
in € THOUS

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Net income	426,916	314,637	777,285	642,395

Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees—share of OCI	51,304	—	51,304	—
FVOCI equity investments	18,829	—	18,829	—
Actuarial gain (loss) on defined benefit pension plans	5,200	—	5,200	—
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(4,712)	—	(4,712)	—

	70,621	—	70,621	—
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	(278,277)	(144,919)	(172,599)	130,430
FVOCI debt securities	31,405	—	31,405	—
Gain (loss) related to cash flow hedges	(809)	(12,322)	6,618	(12,725)
Cost of hedging	1,352	131	213	(762)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	(5,425)	2,743	(7,303)	3,169

	(251,754)	(154,367)	(141,666)	120,112
Other comprehensive income (loss), net of tax	(181,133)	(154,367)	(71,045)	120,112

Total comprehensive income	245,783	160,270	706,240	762,507
Comprehensive income attributable to noncontrolling interests	54,524	45,552	144,618	123,574

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	191,259	114,718	561,622	638,933

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets
in € THOUS, except share data

	Note	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents		1,889,433	1,007,723
Trade accounts and other receivables		3,448,171	3,421,346
Accounts receivable from related parties	3	133,214	159,196
Inventories	4	1,840,855	1,663,278
Other current assets		869,848	913,603

Total current assets		8,181,521	7,165,146
Property, plant and equipment		4,193,855	4,190,281
Right-of-use assets		4,428,423	4,325,115
Intangible assets		1,447,308	1,426,330
Goodwill		14,060,205	14,017,255
Deferred taxes		391,344	361,196
Investment in equity method investees	10	686,025	696,872
Other non-current assets		801,172	752,540

Total non-current assets		26,008,332	25,769,589

Total assets		34,189,853	32,934,735

Liabilities
Accounts payable		678,121	716,526
Accounts payable to related parties	3	135,309	118,663
Current provisions and other current liabilities	2e	4,091,404	2,864,250
Short-term debt	5	875,631	1,149,988
Short-term debt from related parties	5	3,000	21,865
Current portion of long-term debt	6	1,512,658	1,447,239
Current portion of long-term lease liabilities		622,321	622,227
Current portion of long-term lease liabilities from related parties	3	20,592	16,514
Income tax payable		124,977	101,793

Total current liabilities		8,064,013	7,059,065
Long-term debt, less current portion	6	6,273,995	6,458,318
Long-term lease liabilities, less current portion		4,039,325	3,959,865
Long-term lease liabilities from related parties, less current portion	3	129,995	106,432
Non-current provisions and other non-current liabilities		743,293	616,916
Pension liabilities		708,991	689,195
Income tax payable		87,185	78,005
Deferred taxes		820,434	739,702

Total non-current liabilities		12,803,218	12,648,433

Total liabilities		20,867,231	19,707,498
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 374,165,226 shares authorized, 304,607,990 issued and 292,812,888 outstanding as of June 30, 2020 and 374,165,226 shares authorized, 304,436,876 issued and 298,329,247 outstanding as of December 31, 2019		304,608	304,437
Treasury stock, at cost	2d	(736,490)	(370,502)
Additional paid-in capital		3,590,176	3,607,662
Retained earnings		10,077,917	9,454,861
Accumulated other comprehensive income (loss)		(1,110,614)	(1,038,545)

Total FMC-AG & Co. KGaA shareholders' equity		12,125,597	11,957,913
Noncontrolling interests		1,197,025	1,269,324

Total equity		13,322,622	13,227,237

Total liabilities and equity		34,189,853	32,934,735

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows
in € THOUS

		For the six months ended June 30,
	Note	2020	2019
Operating activities
Net income		777,285	642,395
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10	810,967	749,377
Change in deferred taxes, net		43,830	23,937
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(34,042)	(21,268)
Compensation expense related to share-based plans		—	2,640
Income from equity method investees		(24,314)	(42,514)
Interest expense, net		196,159	222,203
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(81,218)	(208,302)
Inventories		(201,896)	(154,967)
Other current and non-current assets		47,948	(32,095)
Accounts receivable from related parties		25,729	32,667
Accounts payable to related parties		17,663	2,048
Accounts payable, provisions and other current and non-current liabilities	2e	1,391,949	(108,790)
Income tax payable		120,380	232,680
Cash inflow (outflow) from hedging		—	(12,628)
Received dividends from investments in equity method investees		87,120	42,230
Paid interest		(204,885)	(230,576)
Received interest		19,938	21,975
Paid income taxes		(89,295)	(233,210)

Net cash provided by (used in) operating activities		2,903,318	927,802

Investing activities
Purchases of property, plant and equipment		(500,168)	(497,059)
Proceeds from sale of property, plant and equipment		3,543	4,524
Acquisitions and investments, net of cash acquired, and purchases of intangible assets		(107,254)	(1,922,745)
Proceeds from divestitures		10,955	22,972

Net cash provided by (used in) investing activities		(592,924)	(2,392,308)

Financing activities
Proceeds from short-term debt		190,277	285,302
Repayments of short-term debt		(467,046)	(134,216)
Proceeds from short-term debt from related parties		498,811	—
Repayments of short-term debt from related parties		(517,600)	(112,200)
Proceeds from long-term debt		1,264,223	1,273,770
Repayments of long-term debt		(1,060,896)	(292,437)
Repayments of lease liabilities		(347,552)	(319,927)
Repayments of lease liabilities from related parties		(9,939)	(8,232)
Increase (decrease) of accounts receivable facility		(387,460)	265,538
Proceeds from exercise of stock options		9,379	10,586
Purchase of treasury stock		(365,988)	(298,979)
Dividends paid		—	(354,636)
Distributions to noncontrolling interests		(221,514)	(123,235)
Contributions from noncontrolling interests		13,005	31,256

Net cash provided by (used in) financing activities		(1,402,300)	222,590

Effect of exchange rate changes on cash and cash equivalents		(26,384)	18,386
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		881,710	(1,223,530)
Cash and cash equivalents at beginning of period		1,007,723	2,145,632

Cash and cash equivalents at end of period		1,889,433	922,102

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated statements of shareholders' equity
For the six months ended June 30, 2020 and 2019 (unaudited)

Consolidated statements of shareholders' equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock								Total FMC- AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions	Fair value changes		Noncontrolling interests	Total equity
Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	—	11,758,411	1,143,547	12,901,958
Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,809)	—	—	—	—	(120,809)	(15,526)	(136,335)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,121	(911,473)	(1,528)	(290,749)	—	11,637,602	1,128,021	12,765,623

Proceeds from exercise of options and related tax effects		228,418	228	—	—	11,407	—	—	—	—	—	11,635	—	11,635
Compensation expense related to stock options		—	—	—	—	2,640	—	—	—	—	—	2,640	—	2,640
Purchase of treasury stock	2d	—	—	(4,275,444)	(303,666)	—	—	—	—	—	—	(303,666)	—	(303,666)
Withdrawal of treasury stock	2d	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—	—
Dividends paid		—	—	—	—	—	(354,636)	—	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(6,553)	—	—	—	—	—	(6,553)	36,172	29,619
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(95,369)	(95,369)
Noncontrolling interests subject to put provisions	9	—	—	—	—	—	(17,902)	—	—	—	—	(17,902)	—	(17,902)
Net Income		—	—	—	—	—	524,529	—	—	—	—	524,529	117,866	642,395
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	125,613	68	(959)	—	124,722	5,708	130,430
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(10,318)	—	—	(10,318)	—	(10,318)

Comprehensive income		—	—	—	—	—	—	—	—	—	—	638,933	123,574	762,507

Balance at June 30, 2019		304,336,298	304,336	(1,504,623)	(84,863)	3,614,814	8,863,112	(785,860)	(11,778)	(291,708)	—	11,608,053	1,192,398	12,800,451

Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237
Proceeds from exercise of options and related tax effects		171,114	171	—	—	10,171	—	—	—	—	—	10,342	—	10,342
Purchase of treasury stock	2d	—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Purchase/ sale of noncontrolling interests		—	—	—	—	(27,657)	—	—	—	—	—	(27,657)	(82,859)	(110,516)
Contributions from/ to noncontrolling interests		—	—	—	—	—		—	—	—	—	—	(134,058)	(134,058)
Noncontrolling interests subject to put provisions	9	—	—	—	—	—	(10,635)	—	—	—	—	(10,635)	—	(10,635)
Net Income		—	—	—	—	—	633,691	—	—	—	—	633,691	143,594	777,285
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	(173,465)	(54)	(207)	103	(173,623)	1,024	(172,599)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	4,873	—	—	4,873	—	4,873
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	2,537	—	2,537	—	2,537
Fair value changes		—	—	—	—	—	—	—	—	—	94,144	94,144	—	94,144

Comprehensive income		—	—	—	—	—	—	—	—	—	—	561,622	144,618	706,240

Balance at June 30, 2020		304,607,990	304,608	(11,795,102)	(736,490)	3,590,176	10,077,917	(838,452)	(5,641)	(360,768)	94,247	12,125,597	1,197,025	13,322,622

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)
(in THOUS, except share and per share data)

1. The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 10.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. The quarterly financial report is prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Form 20-F") in accordance with IAS 1, Presentation of Financial Statements.

The consolidated financial statements at June 30, 2020 and for the three and six months ended June 30, 2020 and 2019 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2019 Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)
(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €7,556 for the six months ended June 30, 2020. The Company calculated the loss with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the six months ended June 30, 2020, which lists the level at 322.0 index points, a 14% increase since January 1, 2020.

In the consolidated statements of income, "Selling, general and administrative" expense in the amount of €7,363 for the three months ended June 30, 2019 and €2,347 for the six months ended June 30, 2019 have been reclassified to "Research and development" expense to conform to the current year's presentation.

In the consolidated statements of cash flows, a decrease in receivables from equity-method investees in the amount of €14,372 for the six months ended June 30, 2019 has been reclassified from line item "Trade accounts and other receivables" to line item "Accounts receivable from related parties" to conform to the current year's presentation.

In the consolidated balance sheets, "Non-current provisions and other non-current liabilities" in the amount of €51,831 as of December 31, 2019 have been reclassified to line item "current provisions and other current liabilities" to conform to the current year's presentation.

The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results of operations for the year ending December 31, 2020.

At July 30, 2020, the Management Board authorized the consolidated financial statements for issue.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the six months ended June 30, 2020 in conformity with IFRS that must be applied for the interim periods starting on or after January 1, 2020. In the six months ended June 30, 2020, there were no recently implemented accounting pronouncements that had a material effect on the Company's consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)
(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

Amendments to IAS 1, Classification of Liabilities as Current and Non-current

In January 2020, the IASB issued Amendments to IAS 1, Classification of Liabilities as Current and Non-current. The amendments clarify under which circumstances debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Among others, the amendments state that liabilities shall be classified depending on rights that exist at the end of the reporting period and define under which conditions liabilities might be settled by cash, other economic resources or equity.

On July 15th, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently evaluating the impact of the amendments to IAS 1 on the consolidated financial statements.

In the Company's view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2. Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three and six months ended June 30, 2020 and 2019:

Revenue

in € THOUS

	For the three months ended June 30,
	2020			2019
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	3,223,998	—	3,223,998	3,120,267	—	3,120,267
Care Coordination	310,971	78,900	389,871	278,937	55,993	334,930

	3,534,969	78,900	3,613,869	3,399,204	55,993	3,455,197

Health care products
Dialysis products	891,599	28,490	920,089	839,369	33,097	872,466
Non-dialysis products	23,387	—	23,387	17,369	—	17,369

	914,986	28,490	943,476	856,738	33,097	889,835

Total	4,449,955	107,390	4,557,345	4,255,942	89,090	4,345,032

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)
(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

	For the six months ended June 30,
	2020			2019
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	6,422,250	—	6,422,250	6,077,648	—	6,077,648
Care Coordination	628,291	157,991	786,282	578,481	116,376	694,857

	7,050,541	157,991	7,208,532	6,656,129	116,376	6,772,505

Health care products
Dialysis products	1,733,462	51,261	1,784,723	1,602,254	66,887	1,669,141
Non-dialysis products	51,886	—	51,886	35,943	—	35,943

	1,785,348	51,261	1,836,609	1,638,197	66,887	1,705,084

Total	8,835,889	209,252	9,045,141	8,294,326	183,263	8,477,589

b)    Research and development expenses

Research and development expenses of €96,423 for the six months ended June 30, 2020 (for the six months ended June 30, 2019: €76,981) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €2,531 (for the six months ended June 30, 2019: €369).

c)     Interest income

In 2014, the Company issued equity-neutral convertible bonds (the "Convertible Bonds"). From November 2017 until January 2020 when the Convertible Bonds were repaid, bond holders could exercise their conversion rights embedded in the bonds at certain dates ("Embedded Derivatives"). To fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options").

During the six months ended June 30, 2019, the fair value of the Share Options increased and, as such, the increase is shown as interest income. However, the increase in the fair value of the Share Options for the six-month period ended June 30, 2019 was lower than for the three months ended March 31, 2019, which leads to the presentation of negative interest income for the three months ended June 30, 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)
(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2020 and 2019:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	350,972	253,780	633,691	524,529

Denominators:
Weighted average number of shares outstanding	292,733,283	303,456,178	295,287,813	305,048,922
Potentially dilutive shares	240,359	107,755	221,971	118,134

Basic earnings per share	1.20	0.84	2.15	1.72

Diluted earnings per share	1.20	0.84	2.14	1.72

Share buy-back program

In 2020, the Company continued to utilize the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program. The current share buy-back program, announced on June 14, 2019 allowed for repurchase of a maximum of 12,000,000 shares at a total purchase price, excluding ancillary transaction costs, of up to €660,000 between June 17, 2019 and June 17, 2020. On April 1, 2020, the Company concluded the current buy-back program. The prior buy-back program expired on May 10, 2019 and the repurchased shares were retired. The following tabular disclosure provides the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)
(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

number of shares acquired in the context of the share buy-back programs as well as the retired treasury stock:

Treasury Stock

Period	Average price per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
	in €		in € THOUS
December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766

Repurchased Treasury Stock	71.55	3,770,772	269,796

Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796

Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,445
October 2019	57.85	692,910	40,084
November 2019	64.78	852,859	55,245
December 2019	63.85	564,908	36,067

Repurchased Treasury Stock	62.55	5,107,678	319,509

December 31, 2019	60.66	6,107,629	370,502

Purchase of Treasury Stock
January 2020	84.37	124,398	10,495
February 2020(2)	249.10	25,319	6,307
March 2020	63.05	4,842,943	305,362
April 2020	63.07	694,813	43,824

Repurchased Treasury Stock	64.35	5,687,473	365,988

TOTAL	62.44	11,795,102	736,490

(1)
The value of shares previously repurchased and included above as of December 31, 2018 is inclusive of fees (net of taxes) paid in the amount of approximately €11 (in € THOUS) for services rendered.

(2)
The purchase price of the shares of the program beginning on June 17, 2019 is based on the volume weighted average price of the Company's shares for the period and changes in the volume weighted average price resulted in retroactive adjustments to the purchase price, even if no shares were purchased. The February adjustment, in combination with lower shares purchased, resulted in a particularly high average price per share for the month.

As of June 30, 2020, the Company holds 11,795,102 treasury shares. These shares will be used solely to reduce the registered share capital of the Company by cancellation of the acquired shares.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

e)
Impacts of severe acute respiratory syndrome coronavirus 2 ("COVID-19")

The Company and its patient population have been impacted by the severe acute respiratory syndrome coronavirus 2 ("COVID-19"). The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients. The Company has recorded €181,525 of related reimbursement payments and funding reflecting the specific terms and regulations set forth in the local laws and regulations, primarily directly against the respective cost of revenue line item, and the rest against the selling, general and administrative expense line item in the statement of profit and loss in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. In addition to the costs incurred which are eligible for the discussed government funding in various countries, the Company was affected by impacts that COVID-19 had on the global economy and financial markets, e.g. impacting valuations of certain of the Company's investments (see note 9), as well as effects related to lockdowns. At the same time the Company incurred lower costs in certain areas, for example for incentive plans and travel. Overall, including COVID-19 reimbursements, the Company concluded that COVID-19 resulted in an immaterial impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the first half of 2020.

On March 27, 2020, the U.S. administration signed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which provides relief funds to hospitals and other healthcare providers in connection with the impact of the on-going COVID-19 pandemic. The Company received U.S. federal relief funding under the CARES Act in the amount of $276,700 (€251,078 as of June 30, 2020). The part of this funding that is not yet offset with qualifying costs incurred in relation to COVID-19 for the three-and-six months ended June 30, 2020 is recorded as a liability on the Company's consolidated balance sheet within current provisions and other current liabilities as of June 30, 2020 and will be offset against all qualifying costs that are incurred in the second half of 2020.

All funds received from grants comply with the terms and conditions associated with the funding received. All funding received under the CARES Act in the U.S. is to be applied solely to the Company's U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants.

Additionally, the Company received advance payments under the CMS Accelerated and Advance Payment program which are recorded as a contract liability upon receipt and recognized as revenue when the respective services are provided. The Company recorded a contract liability within current provisions and other current liabilities in the amount of €930,700 as of June 30, 2020.

f)
Impairment test in the Latin America Segment

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licenses and distribution agreements. In addition, the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

recognizes internally developed intangible assets related to research and development and software development projects. In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each cash-generating unit ("CGU") or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable.

To perform the impairment test of goodwill, the Company identified its groups of CGUs and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those CGUs. CGUs reflect the level on which goodwill is monitored for internal management purposes.

The North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment have been identified as CGUs. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to these CGUs. The Company compares the recoverable amount of each CGU to the CGU's carrying amount. The recoverable amount (value in use) of a CGU is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the CGU. When the value in use of the CGU is less than its carrying amount, the difference is at first recorded as an impairment of the carrying amount of the goodwill.

The value in use of each CGU is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate ("WACC") specific to that CGU. The Company's WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each CGU, until they are appropriately integrated. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows, the Company utilizes for every CGU its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

The Company considered adverse changes in the Latin America Segment's economic environment, in part exacerbated by COVID-19, specifically in relation to a negative impact from country-specific risk rates increasing the WACC in the CGU, as a trigger for an impairment test of the Latin America Segment. The Company did not identify any indicators of impairment in any CGU not included within this impairment test of goodwill. At June 30, 2020, the recoverable amount of the Latin America Segment exceeds the carrying amount by €23,096. As such, the Company did not recognize an impairment in the Latin America Segment as at June 30, 2020. Any adverse developments in future periods would likely lead to impairment charges on this CGU. At June 30, 2020, the carrying amount of goodwill and non-amortizable intangible assets of the Latin America Segment amounted to €184,277 (€195,606 at December 31, 2019). The following table shows the key assumptions and amounts by which the key assumptions would need to change that the recoverable amount equals the carrying amount:

Key assumptions in %			Sensitivity analysis Change in percentage points
	Latin America			Latin America
	2020	2019		2020	2019
Pre-tax WACC	11.90 - 25.57	10.45 - 20.02	Pre-tax WACC	0.22	1.87
After-tax WACC	8.83 - 22.50	8.06 - 17.63	After-tax WACC	0.15	1.24

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

For further information related to significant assumptions and sensitivities related to impairment, see notes 1 g) and 2 a) included in our 2019 Form 20-F.

3. Related party transactions

Fresenius SE is the Company's largest shareholder and owns 32.23% of the Company's outstanding shares, excluding treasury shares held by the Company, at June 30, 2020. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)
Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sells products to the Fresenius SE Companies and purchases products from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Under the Centers for Medicare and Medicaid Services' ("CMS") Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESCOs as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. The Company has entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company's receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

Service agreements and products with related parties

in € THOUS

	For the six months ended June 30, 2020		For the six months ended June 30, 2019		June 30, 2020		December 31, 2019
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	155	13,958	77	11,972	40	5,339	35	360
Fresenius SE affiliates	2,021	53,703	1,651	47,651	884	5,124	2,003	6,416
Equity method investees	2,778	—	(12,946)	—	67,653	—	68,300	—

Total	4,954	67,661	(11,218)	59,623	68,577	10,463	70,338	6,776

Products
Fresenius SE affiliates	21,918	20,139	21,655	17,559	15,754	4,267	16,803	3,405
Equity method investees	—	243,148	—	224,618	—	73,143	—	36,262

Total	21,918	263,287	21,655	242,177	15,754	77,410	16,803	39,667

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €5,485 and €8,352 at June 30, 2020 and December 31, 2019, respectively.
b)
Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the six months ended June 30, 2020			For the six months ended June 30, 2019			June 30, 2020		December 31, 2019
	Depreciation	Interest expense	Lease expense(1)	Depreciation	Interest expense	Lease expense(1)	Right-of- use asset	Lease liability	Right-of- use asset	Lease liability
Fresenius SE	3,995	375	398	2,524	250	1,955	62,447	62,837	30,336	30,820
Fresenius SE affiliates	6,644	657	175	6,299	715	275	86,703	87,750	91,879	92,126

Total	10,639	1,032	573	8,823	965	2,230	149,150	150,587	122,215	122,946

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.
c)
Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of June 30, 2020 and December 31, 2019, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €48,818 and €71,078, respectively. As of June 30, 2020, the Company did not have accounts payable to Fresenius SE related to short-term financing. As of December 31, 2019, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €38,050.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Related party transactions (Continued)

The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 21, 2020 with an interest rate of 0.930%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2020 with an interest rate of 0.930%.

At June 30, 2020 and December 31, 2019, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €1,000 and €1,000, respectively. These bonds were issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021.

At June 30, 2020, the Company lent to Fresenius SE €3,400 on an unsecured basis at an interest rate of 0.930%. This loan was repaid on July 1, 2020. At December 31, 2019, the Company borrowed from Fresenius SE in the amount of €18,865 on an unsecured basis at an interest rate of 0.930%, respectively. For further information on this loan agreement, see note 5.

d)
Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €17,299 and €13,029 for its management services during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and December 31, 2019, the Company had accounts receivable from the General Partner in the amount of €65 and €977, respectively. As of June 30, 2020 and December 31, 2019, the Company had accounts payable to the General Partner in the amount of €47,436 and €34,170, respectively.

4. Inventories

At June 30, 2020 and December 31, 2019, inventories consisted of the following:

Inventories

in € THOUS

	June 30, 2020	December 31, 2019
Finished goods	1,054,637	940,407
Health care supplies	424,616	399,585
Raw materials and purchased components	240,789	227,654
Work in process	120,813	95,632

Inventories	1,840,855	1,663,278

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

5. Short-term debt and short-term debt from related parties

At June 30, 2020 and December 31, 2019, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties

in € THOUS

	June 30, 2020	December 31, 2019
Commercial paper program	838,856	999,732
Borrowings under lines of credit	34,379	143,875
Other	2,396	6,381

Short-term debt	875,631	1,149,988
Short-term debt from related parties (see note 3 c)	3,000	21,865

Short-term debt and short-term debt from related parties	878,631	1,171,853

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2020 and December 31, 2019, cash and borrowings under lines of credit in the amount of €268,019 and €152,598 were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At June 30, 2020, the outstanding commercial paper amounted to €839,000 (December 31, 2019: €1,000,000).

Other

At June 30, 2020, the Company had €2,396 (December 31, 2019: €6,381) of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

On July 31, 2019, the Company and one of its subsidiaries, as borrowers, and Fresenius SE, as lender, amended and restated an unsecured loan agreement to increase the aggregate amount from $400,000 to €600,000. The Company and one of its subsidiaries may request and receive one or more short-term advances until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 3 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Long-term debt

As of June 30, 2020 and December 31, 2019, long-term debt consisted of the following:

Long-term debt

in € THOUS

	June 30, 2020	December 31, 2019
Amended 2012 Credit Agreement	1,315,192	1,901,372
Bonds	6,219,222	4,966,619
Convertible Bonds	—	399,939
Accounts Receivable Facility	—	379,570
Other	252,239	258,057

Long-term debt	7,786,653	7,905,557
Less current portion	(1,512,658)	(1,447,239)

Long-term debt, less current portion	6,273,995	6,458,318

On May 29, 2020, the Company issued bonds in two tranches with an aggregate principal amount of €1,250,000 under the European Medium-Term Notes Program:

•
bonds of €500,000 with a maturity of 6 years and a coupon rate of 1.00% issued at a price of 99.405%, and

•
bonds of €750,000 have a maturity of 10 years and a coupon rate of 1.50% issued at a price of 99.742%.

The proceeds were used for general corporate purposes and the refinancing of maturing liabilities.

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at June 30, 2020 and December 31, 2019:

Amended 2012 Credit Agreement—Maximum amount available and balance outstanding in THOUS

	Maximum amount available June 30, 2020		Balance outstanding June 30, 2020(1)
Revolving credit USD 2017 / 2022	$900,000	€803,715	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,170,000	€1,044,829	$1,170,000	€1,044,829
EUR term loan 2017 / 2022	€273,000	€273,000	€273,000	€273,000
EUR term loan 2017 / 2020(2)	€—	€—	€—	€—

		€2,721,544		€1,317,829

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

6. Long-term debt (Continued)

	Maximum amount available December 31, 2019		Balance outstanding December 31, 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€801,139	$138,700	€123,464
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,230,000	€1,094,891	$1,230,000	€1,094,891
EUR term loan 2017 / 2022	€287,000	€287,000	€287,000	€287,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,183,030		€1,905,355

(1)
Amounts shown are excluding debt issuance costs.

(2)
The EUR term loan 2017 / 2020 in the amount of €400,000 due on July 30, 2020, was repaid on May 29, 2020.

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at June 30, 2020 and at December 31, 2019:

Accounts Receivable Facility—Maximum amount available and balance outstanding in THOUS

	Maximum amount available June 30, 2020(1)		Balance outstanding June 30, 2020(2)
Accounts Receivable Facility	$900,000	€803,715	$—	€—

	Maximum amount available December 31, 2019(1)		Balance outstanding December 31, 2019(2)
Accounts Receivable Facility	$900,000	€801,139	$427,000	€380,096

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,522 and $23,460 (€11,182 and €20,883) at June 30, 2020 and December 31, 2019, respectively. These letters of credit are not included above as part of the balance outstanding at June 30, 2020 and December 31, 2019; however, they reduce available borrowings under the Accounts Receivable Facility.

7. Capital management

As of June 30, 2020 and December 31, 2019 total equity in percent of total assets was 39.0% and 40.2%, respectively, and debt and lease liabilities in percent of total assets was 39.4% and 41.8%, respectively.

Further information on the Company's capital management is available in the 2019 Form 20-F.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

7. Capital management (Continued)

Rating(1)

	Standard & Poor´s	Moody´s	Fitch
Corporate Credit Rating	BBB	Baa3	BBB–
Outlook	stable	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

8. Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the claims from the DOJ and the SEC for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the DOJ and the SEC on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totaled €223,980 as of December 31, 2018.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the settlement, the Company agreed to retain an independent compliance

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

monitor for a period of at least two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the monitorship period commenced.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury litigation involving FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk.

In addition to the personal injury cases, four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation but seeking as a remedy the repayment of sums paid to FMCH that were attributable to the GranuFlo®/NaturaLyte® products. The claims of two of these plaintiffs were resolved by settlement, and FMCH has increased its litigation reserves to account for anticipated resolution of the other two. See State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al 2016 Civ. 11035 (U.S.D.C. D. Mass.).

In March 2019, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation amended its complaint to claim rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients receiving treatments using FMCH's acid concentrate product. FMCH is contesting the special-purpose entity's claims.

FMCH believes that the remaining few personal injury, institutional, and special-purpose entity claims described above present only remote and immaterial risks, whether considered individually or in the aggregate. Accordingly, specific reporting on these matters will be discontinued.

FMCH's insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the FMCH's claims for indemnification of defense costs. FMCH accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following entry into the settlement, FMCH's insurers in the AIG group and FMCH each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by FMCH for some or all of its $220,000 outlay; FMCH seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by FMCH, and to compel the AIG group to honor defense and indemnification obligations required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for March 8, 2021.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver United States Attorney's Office ("USAO") investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator—a special-purpose entity formed by law firms to pursue qui tam proceedings—has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities have been medically necessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH has cooperated in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which FMCH acquired in October 2013. In the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

On December 14, 2016, CMS, which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated in the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the USAO Boston investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed. On July 17, 2020, the relator filed a notice of dismissal and the court thereafter closed the case.

On April 8, 2019, United Healthcare served a demand for arbitration against FMCH. The demand asserts that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

including Affordable Care Act exchange plans. FMCH is contesting United Healthcare's claims and demands. A final hearing date has been scheduled in the arbitration for August 23, 2021.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 00943 (N.D. Tex.). FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Vifor Pharma and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin's ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN) in response to the companies' ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Commitments and contingencies (Continued)

occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at June 30, 2020 and December 31, 2019:

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount					Fair value
June 30, 2020	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	956,299	933,134	—	—	1,889,433	932,978	156	—
Trade accounts and other receivables	3,372,527	—	—	75,644	3,448,171	—	—	—
Accounts receivable from related parties	133,214	—	—	—	133,214	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	4,225	4,225	—	4,225	—
Derivatives—not designated as hedging instruments	—	7,000	—	—	7,000	—	7,000	—
Equity investments	—	207,425	61,404	—	268,829	11,788	59,094	197,947
Debt securities	—	97,302	288,377	—	385,679	379,798	5,881	—
Other financial assets	165,188	—	—	107,230	272,418	—	—	—

Other current and non-current assets	165,188	311,727	349,781	111,455	938,151	—	—	—

Financial assets	4,627,228	1,244,861	349,781	187,099	6,408,969	—	—	—

Accounts payable	678,121	—	—	—	678,121	—	—	—
Accounts payable to related parties	135,309	—	—	—	135,309	—	—	—
Short-term debt and short-term debt from related parties	878,631	—	—	—	878,631	—	—	—
Long-term debt	7,786,653	—	—	—	7,786,653	6,470,321	1,557,796	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,812,233	4,812,233	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	667	667	—	667	—
Derivatives—not designated as hedging instruments	—	10,090	—	—	10,090	—	10,090	—
Variable payments outstanding for acquisitions	—	71,441	—	—	71,441	—	—	71,441
Noncontrolling interest subject to put provisions	—	—	—	944,252	944,252	—	—	944,252
Other financial liabilities	1,670,965	—	—	—	1,670,965	—	—	—

Other current and non-current liabilities	1,670,965	81,531	—	944,919	2,697,415	—	—	—

Financial liabilities	11,149,679	81,531	—	5,757,152	16,988,362	—	—	—

(1)
Highly liquid short-term investments are mainly categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

Carrying amount and fair value of financial instruments

in € THOUS

	Carrying amount					Fair value
December 31, 2019	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	841,046	166,677	—	—	1,007,723	166,677	—	—
Trade accounts and other receivables	3,343,873	—	—	77,473	3,421,346	—	—	—
Accounts receivable from related parties	159,196	—	—	—	159,196	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	107	107	—	107	—
Derivatives—not designated as hedging instruments	—	2,406	—	—	2,406	—	2,406	—
Equity investments	—	186,273	50,975	—	237,248	13,110	41,084	183,054
Debt securities	—	107,988	261,833	—	369,821	365,170	4,651	—
Other financial assets	141,355	—	—	111,649	253,004	—	—	—

Other current and non-current assets	141,355	296,667	312,808	111,756	862,586	—	—	—

Financial assets	4,485,470	463,344	312,808	189,229	5,450,851	—	—	—

Accounts payable	716,526	—	—	—	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—	118,663	—	—	—
Short-term debt and short-term debt from related parties	1,171,853	—	—	—	1,171,853	—	—	—
Long-term debt	7,905,557	—	—	—	7,905,557	5,555,475	2,537,932	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,705,038	4,705,038	—	—	—
Derivatives—cash flow hedging instruments	—	—	—	2,534	2,534	—	2,534	—
Derivatives—not designated as hedging instruments	—	10,762	—	—	10,762	—	10,762	—
Variable payments outstanding for acquisitions	—	89,677	—	—	89,677	—	—	89,677
Noncontrolling interest subject to put provisions	—	—	—	934,425	934,425	—	—	934,425
Other financial liabilities	1,414,464	—	—	—	1,414,464	—	—	—

Other current and non-current liabilities	1,414,464	100,439	—	936,959	2,451,862	—	—	—

Financial liabilities	11,327,063	100,439	—	5,641,997	17,069,499	—	—	—

(1)
Highly liquid short-term investments are categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of June 30, 2020 and December 31, 2019. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities does not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Noncontrolling interests subject to put provisions are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Financial instruments (Continued)

time the Company engages external valuation firms for the valuation of the put provisions. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of noncontrolling interest subject to put provisions, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €67,924 is then compared to the total liabilities and the shareholder's equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder's equity of the Company.

Following is a roll forward of Level 3 financial instruments at June 30, 2020 and December 31, 2019:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2020			2019
	Equity investments	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Equity investments	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	183,054	89,677	934,425	—	172,278	818,871
Transfer from Level 2	—	—	—	186,427	—	—
Increase	—	11,826	16,096	2,233	4,828	109,109
Decrease	—	(28,506)	(87,155)	—	(43,941)	(20,269)
(Gain) loss recognized in profit or loss	14,535	166	—	128	(41,537)	—
(Gain) loss recognized in equity	—	—	82,537	—	—	14,523
Foreign currency translation and other changes	358	(1,722)	(1,651)	(5,734)	(1,951)	12,191

Ending balance at June 30, and December 31,	197,947	71,441	944,252	183,054	89,677	934,425

10. Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Segment and corporate information (Continued)

Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities ("Corporate") do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company's segment and Corporate activities for the six months ended June 30, 2020 and 2019 is set forth below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

10. Segment and corporate information (Continued)

Segment and corporate information

in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended June 30, 2020
Revenue from contracts with customers	3,155,924	679,363	435,351	168,602	4,439,240	10,715	4,449,955
Other revenue external customers	83,865	7,713	14,861	951	107,390	—	107,390

Revenue external customers	3,239,789	687,076	450,212	169,553	4,546,630	10,715	4,557,345
Inter-segment revenue	6,848	1,264	24	69	8,205	(8,205)	—

Revenue	3,246,637	688,340	450,236	169,622	4,554,835	2,510	4,557,345

Operating income	609,414	77,622	63,311	10,921	761,268	(105,344)	655,924

Interest							(91,940)

Income before income taxes							563,984
Depreciation and amortization	(257,538)	(48,776)	(27,028)	(8,534)	(341,876)	(62,997)	(404,873)
Impairment loss	395	(5,769)	—	—	(5,374)	(34)	(5,408)
Income (loss) from equity method investees	29,464	(22,893)	(2,385)	(102)	4,084	(179)	3,905
Additions of property, plant and equipment, intangible assets and right of use assets	246,740	74,403	26,983	13,532	361,658	148,439	510,097
Three months ended June 30, 2019
Revenue from contracts with customers	3,000,624	639,324	439,091	171,511	4,250,550	5,392	4,255,942
Other revenue external customers	60,470	8,856	18,907	857	89,090	—	89,090

Revenue external customers	3,061,094	648,180	457,998	172,368	4,339,640	5,392	4,345,032
Inter-segment revenue	399	(1)	222	17	637	(637)	—

Revenue	3,061,493	648,179	458,220	172,385	4,340,277	4,755	4,345,032

Operating income	428,880	96,389	69,357	5,887	600,513	(79,256)	521,257

Interest							(114,355)

Income before income taxes							406,902
Depreciation and amortization	(249,451)	(47,372)	(22,829)	(7,668)	(327,320)	(59,681)	(387,001)
Income (loss) from equity method investees	24,467	(3,204)	856	362	22,481	—	22,481
Additions of property, plant and equipment and intangible assets	302,901	38,030	32,175	14,023	387,129	80,078	467,207
Six months ended June 30, 2020
Revenue from contracts with customers	6,258,201	1,351,857	867,287	335,864	8,813,209	22,680	8,835,889
Other revenue external customers	167,811	13,965	25,819	1,657	209,252	—	209,252

Revenue external customers	6,426,012	1,365,822	893,106	337,521	9,022,461	22,680	9,045,141
Inter-segment revenue	14,023	2,577	28	190	16,818	(16,818)	—

Revenue	6,440,035	1,368,399	893,134	337,711	9,039,279	5,862	9,045,141

Operating income	1,072,825	178,676	140,120	17,778	1,409,399	(198,345)	1,211,054

Interest							(196,159)

Income before income taxes							1,014,895
Depreciation and amortization	(514,167)	(94,751)	(52,987)	(17,246)	(679,151)	(125,396)	(804,547)
Impairment loss	(604)	(5,783)	—	—	(6,387)	(34)	(6,421)
Income (loss) from equity method investees	50,514	(24,555)	(1,435)	(31)	24,493	(179)	24,314
Total assets	22,912,147	3,891,296	2,767,942	902,360	30,473,745	3,716,108	34,189,853
thereof investments in equity method investees	376,697	183,193	100,120	26,015	686,025	—	686,025
Additions of property, plant and equipment, intangible assets and right of use assets	606,606	119,576	72,273	30,699	829,154	224,224	1,053,378
Six months ended June 30, 2019
Revenue from contracts with customers	5,826,836	1,275,124	850,694	332,112	8,284,766	9,560	8,294,326
Other revenue external customers	121,034	25,669	34,878	1,682	183,263	—	183,263

Revenue external customers	5,947,870	1,300,793	885,572	333,794	8,468,029	9,560	8,477,589
Inter-segment revenue	975	—	456	82	1,513	(1,513)	—

Revenue	5,948,845	1,300,793	886,028	333,876	8,469,542	8,047	8,477,589

Operating income	801,274	234,165	164,059	17,282	1,216,780	(158,973)	1,057,807

Interest							(222,203)

Income before income taxes							835,604
Depreciation and amortization	(478,186)	(94,345)	(45,430)	(16,031)	(633,992)	(115,385)	(749,377)
Income (loss) from equity method investees	45,829	(4,521)	562	644	42,514	—	42,514
Total assets	21,436,560	4,240,496	2,688,054	870,927	29,236,037	2,719,964	31,956,001
thereof investments in equity method investees	357,756	174,557	97,487	24,322	654,122	—	654,122
Additions of property, plant and equipment and intangible assets	491,051	85,144	45,918	28,806	650,919	153,565	804,484

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

11. Events occurring after the balance sheet date

On July 8, 2020 the Company announced that it will hold its 2020 Annual General Meeting ("AGM") on August 27, 2020. The AGM was postponed from its originally scheduled date of May 19, 2020 due to COVID-19 and will be held as a virtual event given the uncertainty regarding restrictions on large public events in Germany. The proposed dividend by the General Partner and the Supervisory Board, which has also been delayed as a result of the postponement of the AGM, remains unchanged at €1.20 per share. The invitation and agenda for the AGM were published in the German Federal Gazette with a convenience translation subsequently posted on the Company's website at www.freseniusmedicalcare.com/en/agm.

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $500,000, originally due on October 15, 2020, were redeemed prior to maturity on July 17, 2020.

No further significant activities have taken place subsequent to the balance sheet date June 30, 2020 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 9 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. During the third quarter of fiscal 2019, we identified a material weakness in internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises and determined that this material weakness existed as of December 31, 2018. This material weakness continues to exist as of the date of June 30, 2020 (for further detail regarding this material weakness, see Item 15D. "Changes in internal control over financial reporting" included within our Annual Report on Form 20-F for the year ended December 31, 2019). As a result, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures were not effective as of June 30, 2020.

We have advised our audit committee of this deficiency in our internal control over financial reporting, and the fact that this deficiency constitutes a material weakness. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.

Because a material weakness was determined to exist, we performed additional procedures to ensure our consolidated financial statements included in this report on Form 6-K are presented fairly, in all material respects, and that our financial condition, results of operations and cash flows for the periods are presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This control deficiency did not result in errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company's consolidated financial statements for the six months ended June 30, 2020.

We are undertaking steps to strengthen the Company's controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

•
Increasing oversight by management over revenue recognition specific to fee-for-service matters in legal consideration as well as the accounting and reporting of the related receivable balances;

•
Enhancing policies and procedures;

•
Strengthening communication and information flows between the legal and finance departments specific to fee-for-service matters in legal consideration; and

•
Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

We are committed to maintaining a strong internal control environment and believe the above noted remediation efforts will represent significant improvements to the internal control environment. The identified material weakness in internal control will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations, see note 8 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the quarter ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

 OTHER INFORMATION

Legal proceedings

The information in note 8 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
10.1	Final Terms dated May 27, 2019 for EUR 750,000,000 1.500% Fixed Rate Euro-Denominated Bonds due 2030 (filed herewith).
10.2	Final Terms dated May 27, 2019 for EUR 500,000,000 1.000% Fixed Rate Euro-Denominated Bonds due 2026 (filed herewith).
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three- and six-month periods ended June 30, 2020 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of July 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: July 30, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ HELEN GIZA
	Name:	Helen Giza
	Title:	Chief Financial Officer and member of the Management Board of the General Partner